CANADIAN WESTERN BANK

082-04478

RECEIVED
2010 SEP 15 A 5:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10016327

September 1, 2010

Mr. Paul Dudek
S.E.C. - International Corporate Finance
Stop 3628
100 F Street NE
Washington DC 20549
USA

SUPPL

Dear Mr. Dudek:

Attached please find the latest Q3 2010 release from Canadian Western Bank dated September 1, 2010 for filing as required by Rule 12g3-2(b):

Yours truly,
CANADIAN WESTERN BANK

Allen Stephen, CA
Senior AVP, Finance

Enclosure

dlw 9/15

50 BEST EMPLOYERS IN CANADA 2010
THE GLOBE AND MAIL REPORT ON BUSINESS MAGAZINE

CANADIAN WESTERN BANK GROUP

BANK • TRUST • INSURANCE • WEALTH MANAGEMENT

NEWS RELEASE

CWB reports record financial results

9% year-to-date loan growth pushes total loans past the $10 billion milestone

Dividends declared on common and preferred shares

Edmonton, September 1, 2010 – Canadian Western Bank (TSX: CWB) today announced very strong financial performance marking the Bank's 89th consecutive profitable quarter. Third quarter net income increased 62% to $46.6 million compared to the same quarter last year while diluted earnings per common share increased 55% to $0.59. Record earnings included recognition of a $7.5 million reduction to income tax expense and a related $1.2 million before tax interest receipt from certain prior period transactions that together increased quarterly net income by approximately $8.3 million ($0.11 per diluted common share). Net income before income taxes increased 34% compared to the same quarter last year on record total revenues, on a taxable equivalent basis (teb – see definition following Financial Highlights table), driven by a 65 basis point improvement in net interest margin (teb) and 11% growth in total loans. On a year-to-date basis, net earnings of $124.5 million, or $1.57 per diluted common share, increased 64% and 45%, respectively, reflecting the combined positive impact of a 68 basis point improvement in net interest margin (teb), a 20% increase in other income, 9% loan growth and a lower effective tax rate.

Third Quarter Highlights:

(three months ended July 31, 2010 compared with three months ended July 31, 2009 unless otherwise noted)

- **Record net income of $46.6 million, up 62%; net income before income taxes of $53.2 million, up 34%.**
- **Diluted earnings per common share of $0.59, up 55%.**
- **Record quarterly total revenues (teb) of $111.0 million, up 30%.**
- **Net interest margin (teb) of 2.78%, up 65 basis points.**
- **Tier 1 capital ratio of 11.4% and total capital ratio of 14.4%, compared to 11.2% and 15.4% respectively a year earlier.**
- **Return on common shareholders' equity of 19.1%, up 570 basis points.**
- **Total loans surpassed the $10 billion milestone to reach $10.1 billion.**
- **Third consecutive quarter of record net income for Canadian Direct Insurance.**

On September 1, 2010, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on September 30, 2010 to shareholders of record on September 16, 2010. This quarterly dividend is unchanged from both the previous quarter and one year ago. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on October 31, 2010 to shareholders of record on October 21, 2010.

Record banking and trust segment net income of $43.0 million was a 69% increase compared to the same quarter last year and included the previously noted income tax recovery. Net income before income taxes in this segment was $48.4 million, up 37% over a year earlier. A significant improvement in net interest margin, including the favourable margin impact from the acquisition of National Leasing Group Inc., loan growth and a 7% increase in other income helped push banking and trust segment total revenues (teb) up 32% to $103.1 million. Quarterly net income from insurance operations was a record $3.6 million, up from $3.2 million compared to a year earlier reflecting continued business growth.

"Our exceptional financial performance through an uncertain operating environment confirms the ongoing success and resiliency of CWB's business model," said Larry Pollock, President and CEO. "We have already surpassed last year's record annual earnings by a considerable margin. While we are optimistic about the economic outlook for our markets, particularly over the long-term, lingering recessionary impacts are still apparent, most notably in Alberta. Our pipeline for new loans remains in line with expectations and we plan to continue our long history of double-digit loan growth. We are also seeing some further positive signs on the credit front, as evidenced by the decline in the dollar level of our gross impaired loans this quarter."

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended July 31 2010	April 30 2010	July 31 2009	Change from July 31 2009	For the nine months ended July 31 2010	July 31 2009	Change from July 31 2009
Results of Operations							
Net interest income (teb - see below)	$ **85,020**	$ 80,132	$ 60,934	40 %	$ **239,458**	$ 168,342	42 %
Less teb adjustment	**2,782**	2,662	2,189	27	**8,007**	5,450	47
Net interest income per financial statements	**82,238**	77,470	58,745	40	**231,451**	162,892	42
Other income	**26,025**	30,840	24,604	6	**83,231**	69,525	20
Total revenues (teb)	**111,045**	110,972	85,538	30	**322,689**	237,867	36
Total revenues	**108,263**	108,310	83,349	30	**314,682**	232,417	35
Net income	**46,595**	37,884	28,729	62	**124,514**	75,928	64
Earnings per common share							
Basic[1]	**0.64**	0.52	0.39	64	**1.73**	1.10	57
Diluted[2]	**0.59**	0.47	0.38	55	**1.57**	1.08	45
Diluted cash[3]	**0.60**	0.48	0.38	58	**1.60**	1.09	47
Return on common shareholders' equity[4]	**19.1 %**	16.3 %	13.4 %	570 bp[5]	**17.8 %**	13.0 %	480 bp[5]
Return on assets[6]	**1.40**	1.17	0.87	53	**1.28**	0.84	44
Efficiency ratio[7] (teb)	**44.4**	45.0	47.0	(260)	**43.2**	49.0	(580)
Efficiency ratio	**45.5**	46.1	48.2	(270)	**44.3**	50.2	(590)
Net interest margin (teb)[8]	**2.78**	2.76	2.13	65	**2.70**	2.02	68
Net interest margin	**2.69**	2.67	2.05	64	**2.61**	1.95	66
Provision for credit losses as a percentage of average loans	**0.23**	0.23	0.15	8	**0.21**	0.15	6
Per Common Share							
Cash dividends	$ **0.11**	$ 0.11	$ 0.11	- %	$ **0.33**	$ 0.33	- %
Book value	**13.65**	13.08	11.37	15	**13.65**	11.87	15
Closing market value	**25.97**	23.99	18.19	43	**25.97**	18.19	43
Common shares outstanding (thousands)	**66,547**	66,309	63,738	4	**66,547**	63,738	4
Balance Sheet and Off-Balance Sheet Summary							
Assets	$ **12,110,173**	$ 12,004,281	$ 11,331,377	7 %			
Loans	**10,104,866**	9,366,669	9,137,763	11			
Deposits	**10,257,042**	10,185,043	9,393,809	9			
Subordinated debentures	**315,000**	315,000	375,000	(16)			
Shareholders' equity	**1,118,115**	1,077,111	966,232	16			
Assets under administration	**8,311,799**	8,223,274	4,751,886	75			
Assets under management	**757,899**	779,721	835,613	(9)			
Capital Adequacy[9]							
Tangible common equity to risk-weighted assets[10]	**8.5 %**	8.4 %	7.9 %	60			
Tier 1 ratio	**11.4**	11.4	11.2	20			
Total ratio	**14.4**	14.5	15.4	(100)			

(1) Basic earnings per share is calculated as net income less preferred share dividends divided by the average number of common shares outstanding.
(2) Diluted earnings per share is calculated as net income less preferred share dividends divided by the average number of common shares outstanding adjusted for the dilutive effects of stock options and warrants.
(3) Diluted cash earnings per share is diluted earnings per common share excluding the after-tax amortization of acquisition-related intangible assets.
(4) Return on common shareholders' equity is calculated as annualized net income after preferred share dividends divided by average common shareholders' equity.
(5) bp - basis point change.
(6) Return on assets is calculated as annualized net income after preferred share dividends divided by average total assets.
(7) Efficiency ratio is calculated as non-interest expenses divided by total revenues.
(8) Net interest margin is calculated as annualized net interest income divided by average total assets.
(9) Capital adequacy is calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).
(10) Tangible common equity to risk-weighted assets is calculated as shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by OSFI.

Taxable Equivalent Basis (teb)
Most banks analyze revenues on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other banks. Total revenues, net interest income and income taxes are discussed on a taxable equivalent basis throughout this quarterly report to shareholders.

Non-GAAP Measures
Taxable equivalent basis, diluted cash earnings per common share, return on common shareholders' equity, return on assets, efficiency ratio, net interest margin, provision for credit losses as a percentage of average loans and tangible common equity to risk-weighted assets do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions.

Canadian Western Bank (CWB or the Bank) is pleased to report very strong financial performance for its 89th consecutive profitable quarter, a period spanning more than 22 years. Third quarter highlights included the achievement of record total revenues (teb – see definition following Financial Highlights table) and 2% quarterly loan growth which helped total loans surpass the $10 billion milestone.

Record quarterly net income of $46.6 million was up 62% ($17.9 million) compared to a year earlier and included recognition of a $7.5 million income tax recovery and related $1.2 million before tax interest receipt from certain transactions in fiscal 2005 that together increased quarterly net income by approximately $8.3 million ($0.11 per diluted common share). Diluted earnings per common share increased 55% ($0.21) to $0.59. Excluding the impact of the income tax recovery and related interest receipt, net income and diluted earnings per common share increased 33% ($9.6 million) and 26% ($0.10) respectively. The quarterly net interest margin increased significantly over the third quarter last year and was the primary factor influencing before tax earnings growth. Record total revenues (teb) of $111.0 million represent a 30% ($25.5 million) increase reflecting the improvement in margin, the positive impact of loan growth and 6% higher other income. Our acquisition of National Leasing Group Inc. (NL or National Leasing), effective February 1, 2010, had a further positive impact on the Bank's overall financial performance.

Compared to the prior quarter, net income before income taxes increased 1% ($0.3 million) as three additional revenue earning days, loan growth and a slightly improved net interest margin offset a 16% ($4.8 million) decrease in other income which was mainly attributed to $3.2 million lower gains on sale of securities. On a year-to-date basis, net income of $124.5 million was up 64% ($48.6 million) compared to the same period last year while diluted earnings per common share increased 45% ($0.49) to $1.57. Exceptional year-to-date earnings growth was largely the result of the significant year-over-year improvement in net interest margin.

The Bank's Tier 1 and total capital ratios at July 31, 2010 remained very strong at 11.4% and 14.4%, respectively. Return on common shareholders' equity of 19.1% was up 570 basis points compared to the same quarter last year and 280 basis points from the prior quarter. Quarterly return on assets of 1.40% represented a 53 basis point improvement from a year earlier and was up 23 basis points compared to last quarter. The third quarter reduction of income tax expense positively impacted quarterly return on common shareholders' equity and return on assets by 360 basis points and 27 basis points, respectively. Compared to the third quarter last year, profitability ratios benefited from the recovery of net interest margin and loan growth, partially offset by higher non-interest expenses and the provision for credit losses related to NL.

Dividends

On September 1, 2010, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on September 30, 2010 to shareholders of record on September 16, 2010. This quarterly dividend is unchanged from both the previous quarter and one year ago. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on October 31, 2010 to shareholders of record on October 21, 2010.

Loan Growth

Total loans grew 2% ($238 million) in the quarter, 9% ($869 million) year-to-date and 11% ($967 million) over the last twelve months. Organic loan growth improved compared to prior quarters despite ongoing recession related challenges across almost all lending sectors. Partially due to comparatively faster repayments, the achievement of sustained growth remains particularly challenging in the heavy equipment financing and real estate construction portfolios. The overall volume in the pipeline for new loans is in line with expectations in view of continued global economic uncertainties. Consequently, we expect to achieve or surpass our 2010 loan growth target of 10%.

Credit Quality

Overall credit quality remained satisfactory and within expectations given the current point in the credit cycle. The dollar level of gross impaired loans was $150.0 million at quarter end, compared to $167.2 million last quarter as impaired accounts that were paid down or resolved exceeded new formations. Based on our present view of credit quality, it is expected that the dollar level of gross impaired loans will continue to fluctuate but loan losses are expected to remain within acceptable levels. The quarterly provision for credit losses of $5.8 million represented 23 basis points of average loans. Excluding the impact of National Leasing, the provision for credit losses remained within our initial 2010 target range of 15 to 20 basis

points. On a consolidated basis, we now expect the provision for credit losses for fiscal 2010 to represent 20 to 25 basis points of average loans.

Branch Deposit Growth

Deposits raised through our branch network and trust companies were up 1% in the quarter, 3% year-to-date and 15% compared to a year earlier. The demand and notice component within branch-raised deposits, which include lower cost deposits, was relatively unchanged from last quarter but grew 12% year-to-date and 33% over the past year. Growth compared to the prior year largely reflects the ongoing success of Canadian Western Trust Company in generating deposits through its fiduciary business. Implementing additional strategies to enhance our competitive position and support net interest margin through diversifying the funding base, including lower cost demand deposits, remains a priority.

Net Interest Margin

Net interest margin (teb) of 2.78% recovered significantly over the third quarter last year mainly reflecting lower deposit costs, more favourable yields on fixed rate loans, a shift in the deposit mix and lower liquidity levels. Compared to the prior quarter, net interest margin (teb) increased two basis points. The year-to-date net interest margin (teb) of 2.70% is more typical of spreads achieved prior to the global financial crisis and also includes the positive impact of considerably higher yields earned on National Leasing's fixed rate assets. Increased competition and other factors suggest that a material improvement in margin over that achieved in the third quarter is unlikely. There were two increases in the prime lending interest rate during the third quarter. Based on our current interest rate sensitivity, further increases in the prime rate are expected to positively impact net interest income.

Outlook

CWB recorded very strong third quarter results and year-to-date earnings have surpassed the record annual net income achieved in fiscal 2009 by a significant margin. While there are still uncertainties, including those related to the strength of the economic recovery, we expect to meet or surpass our 2010 loan growth target of 10%. Growth targets for total revenues and profitability are well ahead of the Bank's minimum performance benchmarks. The 2010 efficiency ratio should also be very favourable compared to the target established last year. We remain very confident about the benefits of our proven business plan and core geographic position in Western Canada and believe this favourable position will become more apparent once the economic recovery firms up. Two new full-service banking branches will open next quarter and bring our total branch count to 39. National Leasing has already established itself as a key component of the CWB Group and is expected to materially benefit both earnings growth and diversification moving forward. Canadian Direct Insurance Incorporated and Canadian Western Trust Company are also on track to achieve record results this year. We will maintain our disciplined underwriting practices, solid balance sheet and strong capital base to ensure the Bank remains well positioned to take advantage of opportunities and manage any unforeseen challenges moving forward.

We look forward to reporting our fiscal 2010 fourth quarter and annual results on December 7, 2010.

Q3 Results Conference Call

CWB's third quarter results conference call is scheduled for Thursday, September 2, 2010 at **8:00 a.m. ET (6:00 a.m. MT)**. The Bank's executives will comment on financial results and respond to questions from analysts and institutional investors.

The conference call may be accessed on a listen-only basis by dialing 647-427-7450 or toll-free 1-888-231-8191. The call will also be webcast live on the Bank's website, www.cwbankgroup.com.

A replay of the conference call will be available until September 16, 2010 by dialing 416-849-0833 (Toronto) or 1-800-642-1687 (toll-free) and entering passcode 89346886.

About Canadian Western Bank Group

Canadian Western Bank offers a full range of business and personal banking services across the four western provinces and is the largest Canadian owned bank headquartered in Western Canada. The Bank, along with its operating subsidiaries, Canadian Western Trust Company, Valiant Trust Company, Canadian Direct Insurance Incorporated, National Leasing Group Inc., Adroit Investment Management Ltd. and Canadian Western Financial Ltd., collectively offer a diversified range of financial services across Canada and are together known as the Canadian Western Bank Group. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol 'CWB'. The Bank's Series 3 preferred shares and common share purchase warrants trade on the Toronto Stock Exchange under the trading symbols 'CWB.PR.A' and 'CWB.WT' respectively. Refer to www.cwbankgroup.com for additional information.

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Kirby Hill, CFA
Director, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: kirby.hill@cwbank.com

This management's discussion and analysis (MD&A) should be read in conjunction with Canadian Western Bank's (CWB or the Bank) unaudited interim consolidated financial statements for the period ended July 31, 2010, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2009, available on SEDAR at www.sedar.com and the Bank's website at www.cwbankgroup.com. Except where indicated below, the factors discussed and referred to in the MD&A for fiscal 2009 remain substantially unchanged.

Overview

CWB recorded very strong third quarter results reflecting record financial performance from both business segments. Consolidated net income increased 62% ($17.9 million) over the same quarter last year to $46.6 million. Third quarter diluted earnings per common share was $0.59 ($0.64 basic), up 55%. Record results included recognition of a $7.5 million income tax recovery and related $1.2 million before tax interest receipt from certain transactions in 2005 that together increased quarterly net income by approximately $8.3 million ($0.11 per diluted common share).

Banking and trust segment net income of $43.0 million increased 69% ($17.6 million) compared to the third quarter last year and included the tax recovery noted above. Banking and trust segment net income excluding income taxes was $48.4 million, up 37% ($13.1 million). Record total revenues, on a taxable equivalent basis (teb – see definition following Financial Highlights table), attributed to a significant improvement in net interest margin, 11% ($967 million) loan growth and 7% ($1.2 million) growth in other income more than offset the earnings impact of 24% ($9.0 million) higher non-interest expenses and a $2.4 million increase in the quarterly provision for credit losses. Banking and trust segment performance includes the acquisition of National Leasing Group Inc. (NL or National Leasing), effective on February 1, 2010 (refer to Note 15 of the unaudited interim consolidated financial statements for further details on the acquisition). Comparatively higher yields earned on NL's portfolio positively impact net interest margin, but the benefit of increased net interest income is partially offset by a higher provision for credit losses, measured as a percentage of average loans, compared to the Bank's core commercial lending business. The insurance segment posted record quarterly net income of $3.6 million, up $0.3 million from a year earlier. Strong insurance results mainly reflect increased net earned premiums due to continued business growth and a positive contribution from the Alberta auto risk sharing pools, partially offset by higher claims and policy acquisition costs.

Compared to the previous quarter, consolidated net income before income taxes increased 1% ($0.3 million) as three additional revenue earning days, loan growth and a slightly improved net interest margin offset a 16% ($4.8 million) decrease in other income mainly attributed to $3.2 million lower gains on sale of securities. Quarterly diluted earnings per common share was up 26% ($0.12) reflecting the factors already noted, including the significant third quarter tax benefit. Consolidated year-to-date net income of $124.5 million was up 64% ($48.6 million) compared to the same period in 2009, while diluted earnings per common share increased 45% to $1.57. The significant year-to-date improvement reflects comparatively strong results across almost all metrics, most notably net interest margin. Lower percentage growth for diluted earnings per common share compared to net income mainly reflects the dilution from CWB's outstanding warrants and 2.1 million CWB common shares issued as partial consideration for the acquisition of NL.

Third quarter return on common shareholders' equity was 19.1%, a significant increase from 13.4% a year earlier. The quarterly return on assets was 1.40%, up from 0.87% last year. The impact of the income tax recovery on third quarter return on common shareholders' equity and return on assets was 360 basis points and 27 basis points, respectively. On a year-to-date basis, return on common shareholders' equity was 17.8%, up from 13.0% in 2009. Return on assets through the first nine months was 1.28%, compared to 0.84% last year. Compared to the same period in 2009, higher profitability ratios were mainly driven by very strong growth in net interest income because of improved net interest margin, loan growth, strong other income and the income tax recovery, partially offset by increased non-interest expenses and the impact of CWB's preferred unit offerings completed in March 2009.

Total Revenues (teb)

Total revenues (teb), comprising both net interest income and other income, reached a record $111.0 million for the quarter, up 30% ($25.5 million) compared to a year earlier. Quarterly total revenues reflect the positive impact of a significant improvement in net interest margin and a 6% ($1.4 million) increase in other income. Compared to last quarter, net interest income increased $4.9 million reflecting three additional revenue earning days and a slightly improved net interest margin, largely offset by a $4.8 million

reduction in other income due to lower gains on sale of securities. On a year-to-date basis, total revenues of $322.7 million increased 36% ($84.8 million) over the same period last year. Margin improvement and loan growth led to a $71.1 million increase in year-to-date net interest income while other income was up 20% ($13.7 million).

Net Interest Income (teb)

Quarterly net interest income of $85.0 million was up 40% ($24.1 million) compared to the same period last year driven by a 65 basis point improvement in net interest margin to 2.78% and 11% loan growth. The improvement in net interest margin compared to the same quarter in 2009 reflects lower deposit costs, more favourable yields on fixed rate loans, a shift in the deposit mix and lower liquidity levels. More favourable yields on fixed rate loans largely reflect the positive impact from NL. In view of the current asset composition, interest rate environment, continued competitive influences and the positive impact from NL, management believes the net interest margin should stabilize around the current level.

Net interest income was up 6% ($4.9 million) compared to the previous quarter reflecting three additional days and loan growth. Net interest margin increased slightly compared to last quarter. On a year-to-date basis, net interest income increased 42% ($71.1 million) reflecting a 68 basis point improvement in net interest margin that was mainly due to the factors already noted.

Note 12 to the unaudited interim consolidated financial statements summarizes the Bank's exposure to interest rate risk as at July 31, 2010. The estimated sensitivity of net interest income to a change in interest rates is presented in the table below. The amounts represent the estimated change in net interest income over the time periods shown resulting from a one-percentage point change in interest rates. The July 31, 2010 estimates are based on a number of assumptions and factors, which include:

- a constant structure in the interest sensitive asset and liability portfolios;
- floor levels for various deposit liabilities;
- prime rate decreases limited to 0.75% due to the historically low levels of interest rates;
- interest rate changes affecting interest sensitive assets and liabilities by proportionally the same amount and applied at the appropriate re-pricing dates; and,
- no early redemptions.

($ thousands)	July 31 2010	April 30 2010	July 31 2009 (1)
Impact of 1% increase in interest rates			
1 year	**$ 4,442**	$ 1,132	$ 9,493
1 year percentage change	**1.5 %**	0.4%	3.8 %
Impact of 1% decrease in interest rates			
1 year	**$ (4,331)**	$ 5,364	$ 13,058
1 year percentage change	**(1.4)%**	1.9 %	5.2 %

(1) Methodology for the calculation of interest sensitivity at July 31, 2009 does not include a minimum interest rate level for certain deposit accounts that were included in the 2010 calculations.

As at July 31, 2010, it is estimated that a one-percentage point increase in interest rates would increase net interest income by approximately 1.5% over the following twelve months; this compares to July 31, 2009, when it was estimated that a one-percentage point increase in interest rates would have increased net interest income by approximately 3.8% over the following twelve months. During 2009, in order to more effectively manage interest rate sensitivity against falling interest rates, many prime-based loans were negotiated with a floor rate. Should the prime rate decrease below these levels, the rate on these loans would remain fixed. However, as the prime rate increases, the rate on these loans only begins to go up once the floor rate is passed. In modeling the effects of a one-percentage point increase in interest rates, not all loans would increase by the full one-percentage point, whereas it is assumed that all liabilities increase by the full amount.

It is estimated that a one-percentage point decrease in interest rates as at July 31, 2010, would decrease net interest income by approximately 1.4% over the following twelve months; this compares to July 31, 2009 when it was estimated that a one-percentage point decrease in interest rates would have increased net interest income by approximately 5.2% over the following twelve months. When modeling a one-percentage point decrease for the most recent period, the rates on most prime-based loans with a

negotiated floor rate do not decrease, whereas the remainder of prime-based loans decrease by only 0.75%.

Based on the interest rate gap position at July 31, 2010, it is estimated that a one-percentage point increase in all interest rates would decrease other comprehensive income by $9.2 million, net of tax (April 30, 2010 – $12.1 million); it is estimated that a one-percentage point decrease in all interest rates at July 31, 2010 would increase other comprehensive income by a similar amount.

It is management's intention to continue to manage the asset liability structure and interest rate sensitivity within the Bank's established policies through pricing and product initiatives, as well as through the use of interest rate swaps or other appropriate hedging techniques.

Other Income

Third quarter other income of $26.0 million increased 6% ($1.4 million) from a year earlier as growth across nearly all categories more than offset the impact of a $5.6 million reduction in gains on sale of securities to $0.8 million. Based on general market expectations and the current composition of the securities portfolio, management believes gains on sale of securities as a source of other income will remain relatively low compared to the very high levels achieved in prior periods, including the first two quarters of 2010. The 'other' category within other income was up $2.5 million including $1.2 million of interest income attributed to the third quarter tax recovery and a favourable $0.6 million net change in fair value on NL's interest rate swaps and retained interests on securitized assets. Credit related fee income was up 32% ($2.0 million). Trust and wealth management services revenues and retail services fee income increased 20% ($0.7 million) and 26% ($0.5 million), respectively. Quarterly net insurance revenues increased 6% ($0.3 million) reflecting growth in net earned premiums.

Compared to the previous quarter, other income was down 16% ($4.8 million) as the positive impact of $0.6 million higher net insurance revenues and three additional revenue earning days was more than offset by declines in the remaining categories of other income, including $3.2 million lower gains on sale of securities and a $0.8 million reduction in the 'other' category of other income. Other income year-to-date of $83.2 million increased 20% ($13.7 million) as strong results across CWB's core operations, including contributions from the second quarter acquisition of NL, more than offset a $9.7 million decline in gains on sale of securities.

Credit Quality

Overall credit quality remained satisfactory and within current expectations. While the dollar level of gross impaired loans decreased compared to last quarter, the overall loan portfolio continues to be impacted by global economic factors, particularly as they relate to demand for commodities. Management believes that Western Canada is positioned to benefit significantly once there is a sustained period of global economic growth.

(unaudited) ($ thousands)	For the three months ended **July 31 2010**	 April 30 2010	 July 31 2009	Change from July 31 2009
Gross impaired loans, beginning of period	**$ 167,229**	$ 146,402	$ 107,017	56 %
New formations	**30,899**	55,585	25,111	23
Reductions, impaired accounts paid down or returned to performing status	**(41,519)**	(26,229)	(22,444)	84
Write-offs	**(6,633)**	(8,530)	(4,455)	48
Total[3]	**$ 149,976**	$ 167,229	$ 105,229	43 %
Balance of the ten largest impaired accounts	**$ 86,737**	$ 97,037	$ 54,990	58 %
Total number of accounts classified as impaired[4]	**210**	211	211	-
Total number of accounts classified as impaired under $1 million[4]	**185**	182	195	(5)
Gross impaired loans as a percentage of total loans[1]	**1.47 %**	1.68 %	1.14 %	33 bp[2]

(1) Total loans do not include an allocation for credit losses or deferred revenue and premiums.
(2) bp – basis point change.
(3) Gross impaired loans includes foreclosed assets held for sale with a carrying value of $2,081 (April 30, 2010 – $695 and July 31, 2009 – $4,756).
(4) Total number of accounts excludes National Leasing accounts.

Gross impaired loans at July 31, 2010 were $150.0 million, compared to $167.2 million last quarter and $105.2 million a year earlier. The ten largest accounts classified as impaired, measured by dollars outstanding, represented approximately 58% of the total gross impaired loans at quarter end, unchanged compared to the prior quarter 58% and up from 52% a year earlier.

Gross impaired loans represented 1.47% of total loans at quarter end, compared to 1.68% last quarter and 1.14% one year ago. Based on its current view of credit quality, management believes the dollar level of gross impaired will continue to fluctuate until economic conditions stabilize further. The dollar level of gross impaired loans goes up and down as loans become impaired and are subsequently resolved and does not directly reflect the dollar value of expected write-offs given the tangible security held against the Bank's lending positions. The Bank establishes its current estimates of expected write-offs through detailed analyses of both the overall quality and ultimate marketability of the security held against impaired accounts. Actual credit losses are expected to remain within acceptable levels as the credit cycle continues to progress toward expansion.

The fiscal 2010 target range for the provision for credit losses of 15 to 20 basis points of average loans does not consider the impact of NL. Compared to the Bank's lending portfolio, the nature of NL's business leads to a higher provision for credit losses measured as a percentage of loans. The third quarter provision for credit losses was 23 basis points of average loans, compared to 16 basis points excluding NL. With the acquisition, the actual provision for credit losses in fiscal 2010 is expected to be in the range of 20 to 25 basis points of average loans.

The Bank's long-standing strategy with respect to managing the allowance for credit losses has been to maintain a consistent provision to cover both identified and unidentified losses. The purpose of the general allowance for credit losses is to mitigate the timing impact of unidentified losses in the portfolio and management expects that the level of the general allowance will fluctuate as specific losses are recognized and subsequently written-off. Based on results from ongoing stress testing of the portfolio under various credit scenarios, the adequacy of the general allowance for credit losses is deemed sufficient in consideration of management's current expectations for credit quality and the secured nature of the existing loan portfolio.

The total allowance for credit losses (general and specific) represented 51% of gross impaired loans at quarter end, compared to 46% last quarter and 71% one year ago. The total allowance for credit losses was $75.7 million at July 31, 2010, compared to $76.4 million last quarter and $74.2 million a year earlier. The general allowance as a percentage of risk-weighted loans was 67 basis points, up from 66 basis points last quarter and down from 73 basis points one year ago.

Non-interest Expenses

Effective execution of CWB's strategic plan, which is focused on profitable growth over the long-term, will continue to require increased spending in certain areas. Significant expenditures relate to additional staff complement as well as expanded premises and technology upgrades. Spending in these areas is an integral part of the Bank's commitment to maximize shareholder value over the long-term and is expected to provide material benefits in future periods. In support of management's objective to enhance the Bank's market presence, two additional full-service banking branches are expected to open in the next quarter.

Third quarter non-interest expenses of $49.3 million were up 23% ($9.1 million) compared to last year. Total salary and benefit costs increased $5.8 million, other expenses were $1.9 million higher and premises and equipment expenses were up $1.5 million. NL comprised $6.7 million of the total increase in consolidated non-interest expenses, including $1.0 million of additional amortization of intangibles. Within non-interest expenses and excluding the impact of NL, salary and benefit costs were up 7% ($1.8 million) with the increase attributed to increased staff complement and annual salary increments.

Compared to the prior quarter, non-interest expenses were down 1% ($0.7 million). Year-to-date non-interest expenses were 20% ($22.9 million) higher than the same period in 2009. Excluding NL, year-to-date non-interest expenses increased 9% ($10.5 million) as higher salary and benefit costs reflecting increased staff complement and annual salary increments more than offset lower stock compensation expense this year. Other changes are consistent with the factors already discussed.

The third quarter efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues (teb), was 44.4%, compared to 47.0% last year and 45.0% in the previous quarter. The improvement compared to 2009 reflects the combined positive impact on total revenues from a strong recovery in net interest margin, increased other income and loan growth. Considering planned expenditures, management expects to be well within its 2010 target for the efficiency ratio of 48% or better.

Income Taxes

The third quarter income tax rate (teb) was 16.6%, down from 31.4% one year ago, while the tax rate before the teb adjustment was 12.2%, compared to 27.6% last year. The quarterly provision includes a reduction to income taxes of $7.5 million related to the confirmation from taxation authorities of certain transactions that occurred in 2005; the effective tax rate (teb) excluding the tax recovery would have been 30.0%.

The income tax rate (teb) for the first nine months of 2010 was 25.9%, down 560 basis points from the same period one year ago, while the tax rate before the teb adjustment was 22.2%, or 580 basis points lower. The decrease in the income tax rate (teb) from last year reflects a 440 basis point impact from the previously mentioned income tax recovery, as well as a 100 basis point decrease in the basic federal income tax rate effective July 31, 2009 and a 50 basis point decrease in British Columbia's provincial tax rate effective January 1, 2010.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (OCI), all net of income taxes, and totaled $56.3 million for the third quarter, compared to $39.3 million in the same period last year. The increase in comprehensive income reflects a 62% ($17.9 million) improvement in net income. Year-to-date comprehensive income totaled $120.6 million, compared to $102.2 million last year. The increase reflects a 64% ($48.6 million) improvement in net income, partially offset by lower unrealized gains on available-for-sale securities. The change in OCI reflects market value fluctuations related to changes in interest rates, movements in market credit spreads and shifts in the interest rate curve, as well as gains reclassified to other income.

Balance Sheet

Total assets increased 1% ($106 million) in the quarter and 7% ($779 million) in the past year to reach $12,110 million at July 31, 2010.

Cash and Securities

Cash, securities and securities purchased under resale agreements totaled $1,697 million at July 31, 2010, compared to $1,827 million last quarter and $1,997 million one year ago (refer to the *Treasury Management* section of this MD&A for additional details). The unrealized gain recorded on the balance sheet at July 31, 2010 was $21.2 million, compared to $7.6 million last quarter and $25.6 million a year earlier. The considerable change in unrealized gains compared to the prior quarter is largely attributed to a fluctuation in market value of the Bank's preferred share portfolio; unrealized gains in this portfolio totaled $11.9 million as at July 31, 2010, compared to unrealized losses of $0.8 million last quarter. The securities portfolio is primarily comprised of high quality debt instruments, preferred shares and common shares that are not held for trading purposes and, where applicable, are typically held until maturity. Fluctuations in value are generally attributed to changes in interest rates, movements in market credit spreads and shifts in the interest rate curve. CWB has no direct credit exposure to sovereign debt outside of Canada.

Realized gains on sale of securities in the third quarter were $0.8 million, compared to $4.1 million in the previous quarter and $6.4 million a year earlier. On a year-to-date basis, gains on sale of securities of $11.4 million were down 46% ($9.7 million) compared to the same period last year. Gains on sale of securities in prior periods mainly resulted from investment strategies and unusual market conditions that allowed the Bank to capitalize on opportunities to realize gains while maintaining relatively comparable yields on reinvestment in other high quality investment grade securities. Looking forward, the quarterly dollar amount of gains on sale of securities is expected to be closer to levels achieved in the current quarter.

Treasury Management

Until recently, high liquidity levels were maintained in response to disruptions and related uncertainties in financial markets. Many of these uncertainties have subsided and the Bank has now reduced liquidity to more normal levels. This reduction in liquidity levels has a positive impact on net interest margin. Barring significant adverse changes in the economic and market environments, liquidity is expected to be managed closer to current levels going forward.

In addition to the Consultative Document described in the Capital Management section of this MD&A, the Bank for International Settlements (BIS) issued a companion Consultative Document entitled *International*

Framework for Liquidity Risk Measurement, Standards and Reporting. Although the framework was primarily aimed at internationally active banks, CWB participated along with the other large Canadian banks by providing OSFI information to assist in assessing the impact of the proposals. The new proposals, which were updated via a news release issued on July 26, 2010, could lead to higher liquidity and funding costs for internationally active banks. The BIS has indicated that they expect some of the new measures to be rolled out over a longer time horizon than originally anticipated to allow affected banks sufficient time to adjust to the changes. It is not yet known how the liquidity standards will apply to Canadian banks with predominantly domestic business. Regulators have indicated they will issue the final requirements and related transition plan before the end of the calendar year.

Loans

Total loans of $10,105 million grew 2% ($238 million) in the quarter, 9% ($869 million) year-to-date and 11% ($967 million) in the past twelve months. At the effective acquisition date of February 1, 2010, NL added $323 million of on-balance sheet loans. Measured by geographic concentration, all provinces showed positive loan growth in the quarter. While overall loan growth continued to be constrained by ongoing economic uncertainty, particularly in Alberta, management is optimistic about the volume in the pipeline for new lending activity. All lending sectors also showed relatively good quarterly growth with the exception of heavy equipment financing and the real estate lending portfolio. Energy loans and personal loans and mortgages were up notably compared to last quarter but these sectors represent a relatively small percentage of the total portfolio. The achievement of sustained growth in the Bank's heavy equipment financing business remains challenging reflecting both economic factors and this portfolio's relatively short duration. Management believes the return of sustained growth in this portfolio will be a good leading indicator of a more robust economic recovery in core geographic markets. Management also continues to believe that Western Canada's resource-based economies are poised for a comparatively stronger recovery than the rest of Canada once overall global activity expands. Looking forward, loan growth is expected to remain constrained until economic factors improve further. Despite continued challenges and a tentative outlook, management expects CWB will achieve or surpass the fiscal 2010 loan growth target of 10%.

Loans in the Bank's alternative mortgage business, Optimum Mortgage (Optimum), increased 11% in the quarter, 33% year-to-date and 51% over the past twelve months to reach $745 million. Optimum commenced offering higher ratio insured mortgages in the latter part of fiscal 2009 to expand its broker distribution and this initiative has provided the primary source of loan growth over the past year. Uninsured mortgages are secured via conventional residential first mortgages carrying a weighted average underwritten loan-to-value ratio at initiation of approximately 70% and currently represent approximately 60% of Optimum's total portfolio. A large majority of all uninsured mortgages within Optimum carry a fixed interest rate with the principal amortized over 25 years or less. Management remains committed to further developing this business as it continues to produce strong returns while maintaining an acceptable risk profile.

Deposits

Total branch deposits, including those raised by trust services, were up 15% ($808 million) compared to a year earlier and 1% ($68 million) from the previous quarter. The demand and notice component within branch deposits was up 33% ($871 million) compared to the same time last year and was relatively unchanged from last quarter. Growth in demand and notice deposits compared to a year earlier largely reflects Canadian Western Trust Company's ongoing success in generating new trust deposits through growth of its fiduciary business. The significant growth in demand and notice deposits supports management's objective to further enhance and diversify the Bank's funding sources and can also benefit net interest margin. Valiant Trust Company was approved as a federal deposit-taking institution this year and management is developing strategies to utilize this additional channel to raise deposits and increase net interest income.

Total deposits at quarter end were $10,257 million, up 1% ($72 million) from the previous quarter and 9% ($863 million) over the past year. Total branch deposits measured as a percentage of total deposits were 61% at July 31, 2010, unchanged from the previous quarter and up from 58% a year earlier. Compared to July 31, 2009, the increase in branch deposits as a percentage of total deposits reflects the combined impact of very strong growth in the demand and notice component. Demand and notice deposits represented 34% of total deposits at quarter end, unchanged from the previous quarter and up from 28% a year earlier.

Other Assets and Other Liabilities

Other assets at July 31, 2010 totaled $308 million, compared to $311 million last quarter and $196 million one year ago. The change in other assets compared to a year earlier mainly reflects the acquisition of NL (refer to Note 15 of the unaudited interim consolidated financial statements for further details on the acquisition), including increases in goodwill and other intangible assets, net of taxes, of $27.9 million and $30.1 million, respectively. Other liabilities at quarter end were $420 million, compared to $427 million the previous quarter and $596 million last year. Other liabilities in the same period last year included $247 million of securities sold under repurchase agreements, compared to nil in the current quarter.

Off-Balance Sheet

Off-balance sheet items include assets under administration and assets under management. Total assets under administration, including both trust assets and leases under administration, totaled $8,312 million at July 31, 2010, compared to $8,223 million last quarter and $4,752 million one year ago. Assets under management held within Adroit Investment Management Ltd. were $758 million at quarter end, compared to $780 million last quarter and $836 million one year ago. The gross amount of securitized assets at quarter end was $232 million, compared to $276 million last quarter. Other off-balance sheet items are comprised of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit), and the non-consolidated variable interest entity. CWB does not utilize, nor does it have exposure to, collateralized debt obligations or credit default swaps. For additional information regarding other off-balance sheet items refer to Notes 14 and 20 to the audited consolidated financial statements on pages 82 and 88 respectively in the Bank's 2009 Annual Report.

Capital Management

At July 31, 2010, CWB's total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 14.4%, down from 14.5% last quarter and 15.4% one year ago. The Tier 1 ratio was unchanged from last quarter at 11.4%, compared to 11.2% at the same time last year. Current minimums for the total and Tier 1 capital adequacy ratios of Canadian Banks as set by the Office of the Superintendent of Financial Institutions Canada (OSFI) are 10% and 7%, respectively.

Compared to one year ago, the Bank's Tier 1 regulatory capital increased with the retention of earnings, net of dividends, and the issuance of additional CWB common shares (primarily 2.1 million shares issued as partial consideration for NL), partially offset by goodwill attached to the acquisition of National Leasing, a capital deduction relating to its securitized assets and warrant purchases made under the Bank's outstanding Normal Course Issuer Bid (refer to Note 8 of the unaudited interim consolidated financial statements for further details). Total regulatory capital was impacted by the foregoing factors, as well as the redemption of $60.0 million of subordinated debentures on November 20, 2009 and an increased deduction for the investment in CWB's insurance subsidiary. Further details regarding changes in CWB's regulatory capital and capital adequacy ratios compared to prior periods are included in the following table:

(unaudited) ($ thousands)	**As at July 31 2010**	As at April 30 2010	As at July 31 2009	Change from July 31 2009
Regulatory Capital				
Tier 1 Capital before deductions	**$ 1,208,374**	$ 1,176,975	$ 1,050,137	$ 158,237
Less: Goodwill	**(37,438)**	(37,191)	(9,360)	(28,078)
Securitization (National Leasing)	**(11,012)**	(11,176)	-	(11,012)
Tier 1 Capital	**1,159,924**	1,128,608	1,040,777	119,147
Tier 2 Capital before deductions	**387,948**	380,080	445,312	(57,364)
Less: Investment in insurance subsidiary	**(66,945)**	(63,431)	(53,919)	(13,026)
Securitization (National Leasing)	**(11,012)**	(11,176)	-	(11,012)
Total Tier 2 Capital	**309,991**	305,473	391,393	(81,402)
Total Regulatory Capital	**$ 1,469,915**	$ 1,434,081	$ 1,432,170	$ 37,745
Risk Weighted Assets	**$ 10,217,053**	$ 9,882,832	$ 9,299,282	$ 917,771
Tier 1 capital adequacy ratio	**11.4 %**	11.4 %	11.2 %	20 bp[1]
Total capital adequacy ratio	**14.4**	14.5	15.4	(100)

(1) bp – basis point change.

CWB expects to remain very well capitalized. The retention of earnings should more than support capital requirements associated with ongoing regulatory uncertainty and expected organic asset growth. The Bank's strong capital ratios provide considerable flexibility and management continues to evaluate opportunities to deploy capital for the long-term benefit of CWB shareholders.

In December 2009, the Basel Committee on Banking Supervision of the BIS (the Committee) issued a Consultative Document entitled *Strengthening the Resilience of the Banking Sector*, which was

subsequently updated via a news release issued on July 26, 2010. While the Committee remains deeply committed to its stated objectives for both capital adequacy and liquidity reform, after review of the information gathered through the public consultation process and results of the Quantitative Impact Study undertaken by the members, the Committee reached a broad agreement to ease some of the proposed guidelines. The global regulators are expected to outline the final requirements and transition plan before the end of the calendar year. CWB has a very strong capital position and expects implementation of the final set of standards should be relatively straightforward to manage given the lack of complexity in the Bank's current composition of regulatory capital.

Further information relating to the Bank's capital position is provided in Note 14 of the unaudited interim consolidated financial statements as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2009.

Book value per common share at July 31, 2010 was $13.65 compared to $13.08 last quarter and $11.87 one year ago.

Common shareholders received a quarterly cash dividend of $0.11 per common share on July 2, 2010. On September 1, 2010, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on September 30, 2010 to shareholders of record on September 16, 2010. This quarterly dividend is unchanged from both the previous quarter and one year ago. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on October 31, 2010 to shareholders of record on October 21, 2010.

Acquisitions

On February 1, 2010, the Bank acquired 100% of the common shares of National Leasing for a total cost of $126.6 million. Consideration for the acquisition included $52.8 million cash, 2,065,088 common shares of CWB ($42.6 million) and contingent consideration. Both the Bank and the vendors have the option to trigger payment of the contingent consideration no earlier than November 1, 2012. The future value of the contingent consideration is not yet determinable and the difference will be recognized as an adjustment to goodwill in the period in which the contingency is resolved. Refer to Note 15 of the unaudited interim consolidated financial statements for further details on the acquisition.

Changes in Accounting Policies

There were no new significant accounting policies adopted during the quarter for purposes of presenting the Bank's financial statements under Canadian generally accepted accounting principles (GAAP).

Future Accounting Changes

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011 and will include comparative information for the prior year, including an opening balance sheet as at November 1, 2010.

The Bank has a four stage project underway to identify and evaluate the impact of the transition to IFRS on the consolidated financial statements and develop a plan to complete the transition. The project plan includes the following phases – diagnostic, design and planning, solution development, and implementation. The diagnostic and the design and planning phases are complete, and the potential IFRS differences relative to the Bank's current accounting policies have been documented. The solution development phase will be substantially complete by the end of fiscal 2010. Further information on the Bank's transition plan is provided on pages 56 to 58 of the 2009 Annual Report.

Based on the analysis completed to date, the most significant accounting policy differences on initial transition for the Bank due to adopting IFRS have been identified as the following:

- Loan loss accounting – Although both existing Canadian GAAP and IFRS calculate loan losses using the incurred loss model, IFRS is more specific as to what qualifies as an "incurred event." Under IFRS, incurred losses require objective evidence of impairment, must have a reliably measurable effect on the present value of estimated cash flows and be supported by currently observable data. This difference is not expected to impact the calculation of the specific allowance for credit losses but may

impact the calculation of the general (or collective) allowance. The Bank is developing an appropriate IFRS methodology but it is not yet determinable whether any adjustments will be required on transition.

- Derecognition – Under existing IFRS rules, NL's securitized assets (totaling $232 million at July 31, 2010) would be reported on the balance sheet. However, recent proposals, if adopted, would grandfather all securitized pools existing at transition date so NL's existing securitized assets would remain off-balance sheet.
- Consolidation – Canadian Western Bank Capital Trust will be consolidated under IFRS. For more information about this entity see Note 14 on page 82 of the October 31, 2009 audited consolidated financial statements.

IFRS 1 – First Time Adoption of IFRS provides a framework for the transition to IFRS. Generally, retroactive application is applied to the opening balance sheet for the comparative 2010 year financial statements as though the Bank had always applied IFRS. However, IFRS 1 permits both mandatory and optional exemptions from full retroactive application. We are currently evaluating all optional exemptions under IFRS 1, with the most significant potential exemption relating to business combinations. IFRS 1 permits the application of the IFRS requirements to business acquisitions completed after the initial transition to IFRS or retroactively from a date of the Bank's choosing.

CWB continues to monitor the International Accounting Standards Board's proposed changes to standards during Canada's transition to IFRS. These proposed changes may have a significant impact on the Bank's implementation plan and future financial statements.

Controls and Procedures

There were no changes in the Bank's internal controls over financial reporting that occurred during the quarter ended July 31, 2010 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

The Bank's certifying officers have limited the scope of the design of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) to exclude the controls, policies and procedures of National Leasing, acquired in the second quarter of 2010. The limitation will be removed no later than January 31, 2011.

Prior to its release, this quarterly report to shareholders was reviewed by the Audit Committee and, on the Audit Committee's recommendation, approved by the Board of Directors of Canadian Western Bank.

Updated Share Information

As at August 27, 2010, there were 66,551,297 common shares outstanding. Also outstanding were employee stock options, which are or will be exercisable for up to 3,998,072 common shares for maximum proceeds of $79.4 million and 14,205,684 warrants that are each exercisable until March 3, 2014 to purchase one common share in the Bank at a price of $14.00.

Dividend Reinvestment Plan

The Bank's common shares (TSX: CWB) and preferred shares (TSX: CWB.PR.A) are deemed eligible to participate in CWB's dividend reinvestment plan (the "Plan"). The Plan provides holders of the Bank's eligible shares the opportunity to direct cash dividends toward the purchase of common shares. Further details for the Plan are available on the Bank's website at http://www.cwbankgroup.com/investor_relations/drip.htm. At the current time, for the purposes of the Plan, the Bank has elected to issue common shares from treasury at a 2% discount from the average market price (as defined in the Plan).

Normal Course Issuer Bid

On January 18, 2010, CWB received approval from the Toronto Stock Exchange to initiate a Normal Course Issuer Bid (NCIB) and purchase, for cancellation, up to 748,058 of its warrants. The NCIB commenced January 20, 2010 and will expire January 19, 2011. From January 20 to July 31, 2010, the Bank purchased and cancelled 746,504 warrants at an average purchase price per warrant of $10.92; the aggregate amount of the warrant purchases was charged to retained earnings. A copy of the NCIB news release is available on the Bank's website and on SEDAR at www.sedar.com.

Summary of Quarterly Financial Information

	2010			2009				2008
($ thousands)	**Q3**	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues (teb)	**$ 111,045**	$ 110,972	$ 100,672	$ 90,099	$ 85,538	$ 75,382	$ 76,947	$ 74,059
Total revenues	**108,263**	108,310	98,109	87,702	83,349	73,707	75,361	72,519
Net income	**46,595**	37,884	40,035	30,357	28,729	21,580	25,619	24,485
Earnings per common share								
Basic	**0.64**	0.52	0.57	0.42	0.39	0.30	0.40	0.39
Diluted	**0.59**	0.47	0.52	0.39	0.38	0.30	0.40	0.38
Diluted cash	**0.60**	0.48	0.52	0.39	0.38	0.30	0.41	0.38
Total assets ($ millions)	**12,110**	12,004	11,642	11,636	11,331	11,450	10,907	10,601

The financial results for each of the last eight quarters are summarized above. In general, CWB's performance reflects a relatively consistent trend although the second quarter contains three fewer revenue earning days.

The Bank's quarterly financial results are subject to some fluctuation due to its exposure to property and casualty insurance. Insurance operations, which are primarily reflected in other income (refer to Results by Business Segment - *Insurance*), are subject to seasonal weather conditions, cyclical patterns of the industry and natural catastrophes. Mandatory participation in the Alberta auto risk sharing pools can also result in unpredictable quarterly fluctuations. Quarterly results can also fluctuate due to the recognition of periodic income tax items, as was the case in the current quarter where an income tax recovery and related interest receipt from certain prior period transactions increased net income by approximately $8.3 million.

During the fourth quarter of 2008 and throughout fiscal 2009 the Bank's quarterly net interest income was negatively impacted by compression of the net interest margin that mainly resulted from consecutive reductions in the prime lending interest rate, coupled with significantly higher deposit costs and other spin-off effects of the global financial crisis. Gains on sale of securities, reflected in other income, were unusually high during the same period also mainly due to factors associated with the financial crisis, including a steep interest rate curve and wide credit spreads that allowed the Bank to capitalize on specific investment strategies. In the first quarter of fiscal 2010, net interest margin recovered to more typical levels achieved before the onset of the global financial crisis.

The acquisition of National Leasing was effective February 1, 2010 and the results of its operations and financial position are consolidated as part of the Bank's overall financial performance beginning with the second quarter of 2010 (refer to Results by Business Segment – *Banking and trust*). The acquisition had a positive impact on all categories in the table above.

For details on variations between the prior quarters, refer to the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2009 and the individual quarterly reports to shareholders which are available on SEDAR at www.sedar.com and on CWB's website at www.cwbankgroup.com. The 2009 Annual Report and audited consolidated financial statements for the year ended October 31, 2009 are available on both SEDAR and the Bank's website.

Results by Business Segment

CWB operates in two business segments: 1) banking and trust, and 2) insurance. Segmented information is also provided in Note 13 of the unaudited interim consolidated financial statements.

Banking and trust

Operations of the banking and trust segment comprise all commercial and retail banking services including equipment leasing offered by National Leasing, acquired on February 1, 2010. The banking and trust segment also includes trust, wealth management and other financial services provided through Canadian Western Trust Company, Valiant Trust Company and Adroit Investment Management Ltd.

Net income of $43.0 million increased 69% ($17.6 million) compared to the same quarter last year and included the impact of the previously described tax recovery and related interest receipt that increased quarterly net income by approximately $8.3 million. Earnings before income taxes (teb) increased 37% ($13.6 million) as a significant 66 basis point improvement in net interest margin (teb), 11% loan growth and 7% ($1.2 million) growth in other income more than offset the impact of 24% ($9.0 million) higher non-interest expenses and a $2.4 million increase in the provision for credit losses. The change in net interest margin mainly resulted from lower deposit costs, more favourable yields on fixed rate loans including the positive impact of NL, a more favourable deposit mix and lower liquidity levels. Combined growth in credit related fee income, other income contributions from NL and additional categories within other income more than offset a $5.4 million decline in gains on sale of securities. The 'other' category within other income included the $1.2 million interest receipt related to the income tax recovery, a $0.6 million positive net change in fair value on NL's interest rate swaps and retained interests in securitized assets, and lease administration income. The increase in non-interest expenses and the provision for credit losses is largely attributed to the addition of NL. The quarterly efficiency ratio (teb), which measures non-interest expense as a percentage of total revenues (teb), was 44.9%, compared to 47.8% last year.

Compared to the prior quarter, earnings before income taxes (teb) were up $0.2 million as higher net interest income from three additional days, loan growth and a slightly improved net interest margin offset $5.1 million lower other income that included expected reductions in gains on sale of securities and securitization revenues of $2.9 million and $0.7 million, respectively.

On a year-to-date basis, net income increased 64% ($44.5 million) mainly driven by a 69 basis point improvement in net interest margin (teb). Net interest income (teb) was up 43% ($70.5 million) over the same period in 2009 while other income increased 15% ($8.4 million). The positive earnings impact of record total revenues was partially offset by increased non-interest expenses and a higher provision for credit losses. The year-to-date efficiency ratio (teb) was 43.7%, an improvement of 550 basis points.

($ thousands)	For the three months ended July 31 2010	April 30 2010	July 31 2009	Change from July 31 2009	For the nine months ended July 31 2010	July 31 2009	Change from July 31 2009
Net interest income (teb)	**$ 83,235**	$ 78,436	$ 59,340	40 %	**$ 234,290**	$ 163,840	43 %
Other income	**19,865**	24,951	18,651	7	**65,432**	56,994	15
Total revenues (teb)	**103,100**	103,387	77,991	32	**299,722**	220,834	36
Provision for credit losses	**5,806**	5,487	3,369	72	**15,006**	10,107	48
Non-interest expenses	**46,305**	47,129	37,283	24	**131,061**	108,574	21
Provision for income taxes (teb)	**7,890**	16,245	11,809	(33)	**39,264**	32,273	22
Non-controlling interest in subsidiary	**59**	41	50	18	**176**	173	2
Net income	**$ 43,040**	$ 34,485	$ 25,480	69 %	**$ 114,215**	$ 69,707	64 %
Efficiency ratio (teb)	**44.9 %**	45.6 %	47.8 %	(290) bp	**43.7 %**	49.2 %	(550) bp
Efficiency ratio	**46.0**	46.7	49.1	(310)	**44.8**	50.3	(550)
Net interest margin (teb)	**2.77**	2.75	2.11	66	**2.69**	2.00	69
Net interest margin	**2.68**	2.67	2.04	64	**2.60**	1.94	66
Average loans (millions)[1]	**$ 9,962**	$ 9,714	$ 9,028	10 %	**$ 9,643**	$ 8,955	8 %
Average assets (millions)[1]	**11,935**	11,688	11,142	7	**11,647**	10,959	6

bp - basis point change.
teb - taxable equivalent basis, see definition following Financial Highlights table.
(1) Assets and loans are disclosed on an average daily balance basis.

Insurance

The insurance segment is comprised of the operations of Canadian Direct Insurance Incorporated (Canadian Direct or CDI), which provides auto and home insurance to individuals in British Columbia and Alberta.

Canadian Direct reported record quarterly net income of $3.6 million representing a $0.3 million increase from a year ago. The strong results were driven by a 7% increase in net earned premiums, partially offset by higher claims and policy acquisition costs. Growth in net earned premiums reflects a 6% increase in policies outstanding and higher average premiums per policy in the home product lines of business. Increased claims costs included $1.3 million (net of reinsurance) attributed to a severe July hail storm in Alberta. Results also included a positive $0.8 million before tax contribution from Canadian Direct's share of the Alberta auto risk sharing pools (the Pools). The Pools' results reflect a favourable adjustment to claims reserves due to revised actuarial assumptions.

Net income was up $0.2 million compared to the previous quarter on the strength of an 8% improvement in net earned premiums. Net earned premiums increased across all product lines reflecting policy growth and three additional days this quarter. Revenue growth more than offset the earnings impact of higher claims experience resulting from the Alberta hail storm. The Pools' before tax contribution of $0.8 million was $0.6 million higher than the previous quarter.

Year-to-date net income of $10.3 million represented a 66% ($4.1 million) increase from the same period last year. Absent the impact of the Pools, the year-over-year increase in net income was 39% ($2.3 million) reflecting 8% growth in net earned premiums and an improvement in net claims expense.

On July 29, 2010, the Alberta Insurance Rate Board mandated that all insurers implement a 5% rate reduction on basic coverage on private passenger vehicles in Alberta. The order will go into effect November 1, 2010 and will have a negative impact on revenues for the Alberta auto line of business.

($ thousands)	For the three months ended July 31 2010	April 30 2010	July 31 2009	Change from July 31 2009	For the nine months ended July 31 2010	July 31 2009	Change from July 31 2009
Net interest income (teb)	**$ 1,785**	$ 1,696	$ 1,594	12 %	**$ 5,168**	$ 4,502	15 %
Other income (net)							
Net earned premiums	**28,858**	26,627	26,895	7	**82,816**	76,990	8
Commissions and processing fees	**606**	546	741	(18)	**1,770**	2,155	(18)
Net claims and adjustment expenses	**(17,023)**	(15,784)	(16,660)	2	**(49,797)**	(51,437)	(3)
Policy acquisition costs	**(6,307)**	(5,868)	(5,181)	22	**(17,464)**	(15,603)	12
Insurance revenues (net)	**6,134**	5,521	5,795	6	**17,325**	12,105	43
Gains on sale of securities	**26**	368	158	(84)	**474**	426	11
Total revenues (net) (teb)	**7,945**	7,585	7,547	5	**22,967**	17,033	35
Non-interest expenses	**2,995**	2,831	2,927	2	**8,447**	8,035	5
Provision for income taxes (teb)	**1,395**	1,355	1,371	2	**4,221**	2,777	52
Net income	**$ 3,555**	$ 3,399	$ 3,249	9 %	**$ 10,299**	$ 6,221	66 %
Policies outstanding (#)	**182,961**	180,289	172,979	6	**182,961**	172,979	6
Gross written premiums	**$ 35,701**	$ 30,531	$ 33,067	8	**$ 90,564**	$ 85,290	6
Claims loss ratio[1]	**59 %**	59 %	62 %	(300)bp	**60 %**	67 %	(700)bp
Expense ratio[2]	**30**	31	27	300	**29**	28	100
Combined ratio[3]	**89**	90	89	-	**89**	95	(600)
Alberta auto risk sharing pools impact on net income before tax	**$ 784**	$ 221	$ 557	41 %	**$ 2,918**	$ 430	579 %
Average total assets (millions)	**216**	210	200	8	**213**	193	10

bp – basis point change.
teb – taxable equivalent basis, see definition following Financial Highlights table.

(1) Net claims and adjustment expenses as a percentage of net earned premiums.
(2) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(3) Sum of the claims loss and expense ratios.

Fiscal 2010 Minimum Targets and Outlook

The minimum performance targets established for the 2010 fiscal year together with CWB's actual performance are presented in the table below:

	2010 Minimum Targets	**2010 Year-to-date Performance[1]**
Net income growth [2]	12%	**64%**
Total revenue (teb) growth	12%	**36%**
Loan growth	10%	**11%**
Provision for credit losses as a percentage of average loans	0.15% - 0.20%	**0.21%**
Efficiency ratio (teb)	48%	**43.2%**
Return on common equity [3]	13%	**17.8%**
Return on assets [4]	0.90%	**1.28%**

(1) 2010 year-to-date performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months, and performance for ratio targets is the current year-to-date results annualized.
(2) Net income, before preferred share dividends.
(3) Return on common equity calculated as annualized net income after preferred share dividends divided by average common shareholders' equity.
(4) Return on assets calculated as annualized net income after preferred share dividends divided by average total assets.

CWB is ahead of its 2010 minimum revenue growth and profitability targets by a considerable margin. Results reflect the robust recovery in net interest margin early in the year and generally strong results across banking, trust and insurance. The second quarter acquisition of National Leasing further augmented net interest margin and also impacted other key performance metrics, most notably the provision for credit losses and loan growth. National Leasing's portfolio earns a relatively high yield that is accompanied by increased loan losses compared to the Bank's core lending business. As stated in the prior quarter, the 2010 provision for credit losses is now expected to be 20 to 25 basis points of average loans. The rate of organic loan growth increased compared to prior quarters and the Bank now expects to achieve or surpass the 2010 target of 10%. While management will maintain expenditures necessary for effective execution of CWB's strategic plan, the 2010 efficiency ratio should also be much better than the 2010 target.

Canada's economic fundamentals appear to be improving despite ongoing uncertainty about the strength of the global economic recovery. Although management believes the level of gross impaired loans will continue to fluctuate, actual loan losses are expected to remain within acceptable levels. The Bank intends to continue to build market share while maintaining its focus on high quality loans that offer a fair and profitable return on investment. Continued growth is expected from each company within the CWB Group and the ongoing development of these businesses will remain a key priority to build value for shareholders and further diversify operations. While there are still some challenges and global economic uncertainties, the outlook for 2010 and beyond is positive.

This management's discussion and analysis is dated September 1, 2010.

Taxable Equivalent Basis (teb)
Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other banks. Total revenues, net interest income and income taxes are discussed on a taxable equivalent basis throughout this quarterly report to shareholders.

Non-GAAP Measures
Taxable equivalent basis, diluted cash earnings per common share, return on common shareholders' equity, return on assets, efficiency ratio, net interest margin, tangible common equity to risk-weighted assets, Tier 1 and total capital adequacy ratios, average balances, claims loss ratio, expense ratio and combined ratio do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions. The non-GAAP measures used in this MD&A are calculated as follows:

- taxable equivalent basis – described above;
- diluted cash earnings per common share – diluted earnings per common share excluding the amortization of acquisition-related intangible assets;
- return on common shareholders' equity – net income less preferred share dividends divided by average shareholder's equity;
- return on assets – net income less preferred share dividends divided by average total assets;
- efficiency ratio – non-interest expenses divided by total revenues (net interest income plus other income);
- net interest margin – net interest income divided by average total assets;
- tangible common equity to risk-weighted assets – shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI);
- Tier 1 and total capital adequacy ratios – in accordance with guidelines issued by OSFI;
- average balances – average daily balances;
- claims loss ratio – net insurance claims and adjustment expenses as a percentage of net earned premiums;
- expense ratio – policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums; and
- combined ratio – sum of the claims loss and expense ratios.

Forward-looking Statements
From time to time, Canadian Western Bank (the Bank) makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions, or future or conditional verbs such as "will", "should", "would" and "could."

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, general business and economic conditions in Canada including the volatility and lack of liquidity in financial markets, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, regulatory and legal developments, the level of competition in the Bank's markets, the occurrence of weather-related and other natural catastrophes, changes in accounting standards and policies, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause the Bank's actual results to differ materially from the expectations expressed in such forward looking statements. Unless required by securities law, the Bank does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Assumptions about the performance of the Canadian economy in 2010 and how it will affect CWB's businesses are material factors the Bank considers when setting its objectives. In setting minimum performance targets for fiscal 2010, management's expectations assumed: moderate economic growth in Canada aided by positive relative performance in the four western provinces; stable or slightly higher energy and commodity prices; sound credit quality with actual losses remaining within the Bank's range of acceptable levels; modest inflationary pressures; and, an improved net interest margin resulting from lower deposit costs, a stable prime lending interest rate, favourable yields on both new lending facilities and renewed accounts, and relatively stable investment returns reflecting high quality assets held in the securities portfolio, partially offset by a reduction in the level of gains on the sale of securities compared to fiscal 2009. Through the first nine months of fiscal 2010, very strong results reflect a significant recovery in net interest margin that materialized more quickly than management anticipated and a further positive impact from the February 1st acquisition of National Leasing Group Inc. Gains on sale of securities were also much higher than management expected at the onset of fiscal 2010. The provision for credit losses measured as a percentage of average loans reflects higher inherent losses in the portfolio of National Leasing Group Inc. due to the nature of its business.

Consolidated Statements of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended **July 31 2010**	 April 30 2010	 July 31 2009	Change from July 31 2009	For the nine months ended **July 31 2010**	 July 31 2009	Change from July 31 2009
Interest Income							
Loans	$ **131,779**	$ 123,830	$ 112,275	17 %	$ **372,450**	$ 339,371	10 %
Securities	**10,156**	9,426	11,124	(9)	**30,520**	32,798	(7)
Deposits with regulated financial institutions	**1,082**	1,443	3,103	(65)	**4,629**	10,410	(56)
	143,017	134,699	126,502	13	**407,599**	382,579	7
Interest Expense							
Deposits	**56,373**	52,858	62,490	(10)	**162,801**	204,054	(20)
Subordinated debentures	**4,406**	4,371	5,267	(16)	**13,347**	15,633	(15)
	60,779	57,229	67,757	(10)	**176,148**	219,687	(20)
Net Interest Income	**82,238**	77,470	58,745	40	**231,451**	162,892	42
Provision for Credit Losses (Note 5)	**5,806**	5,487	3,369	72	**15,006**	10,107	48
Net Interest Income after Provision for Credit Losses	**76,432**	71,983	55,376	38	**216,445**	152,785	42
Other Income							
Credit related	**8,149**	8,496	6,155	32	**23,923**	17,219	39
Insurance, net (Note 2)	**6,134**	5,521	5,795	6	**17,325**	12,105	43
Trust and wealth management services	**4,260**	4,499	3,557	20	**13,229**	11,339	17
Retail services	**2,250**	2,332	1,781	26	**6,598**	5,538	19
Gains on sale of securities	**840**	4,072	6,399	(87)	**11,409**	21,122	(46)
Securitization revenue	**1,238**	1,911	-	nm	**3,149**	-	nm
Foreign exchange gains	**620**	676	876	(29)	**1,731**	2,098	(17)
Other	**2,534**	3,333	41	nm	**5,867**	104	nm
	26,025	30,840	24,604	6	**83,231**	69,525	20
Net Interest and Other Income	**102,457**	102,823	79,980	28	**299,676**	222,310	35
Non-Interest Expenses							
Salaries and employee benefits	**32,763**	32,681	26,977	21	**91,834**	77,401	19
Premises and equipment	**8,008**	7,983	6,478	24	**23,019**	19,034	21
Other expenses	**8,128**	8,901	6,263	30	**23,549**	18,742	26
Provincial capital taxes	**401**	395	492	(18)	**1,106**	1,432	(23)
	49,300	49,960	40,210	23	**139,508**	116,609	20
Net Income before Income Taxes and Non-Controlling Interest in Subsidiary	**53,157**	52,863	39,770	34	**160,168**	105,701	52
Income Taxes	**6,503**	14,938	10,991	(41)	**35,478**	29,600	20
	46,654	37,925	28,779	62	**124,690**	76,101	64
Non-Controlling Interest in Subsidiary	**59**	41	50	18	**176**	173	2
Net Income	$ **46,595**	$ 37,884	$ 28,729	62 %	$ **124,514**	$ 75,928	64 %
Preferred share dividends (Note 8)	$ **3,802**	$ 3,802	$ 3,802	- %	$ **11,405**	$ 6,260	82 %
Net income available to common shareholders	**42,793**	34,082	24,927	72	**113,109**	69,668	62
Average number of common shares (in thousands)	**66,376**	66,144	63,654	4	**65,476**	63,541	3
Average number of diluted common shares (in thousands)	**73,146**	72,670	65,439	12	**71,963**	64,222	12
Earnings Per Common Share							
Basic	$ **0.64**	$ 0.52	$ 0.39	64	$ **1.73**	$ 1.10	57
Diluted	**0.59**	0.47	0.38	55	**1.57**	1.08	45

nm - not meaningful.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheets

(unaudited) ($ thousands)		As at July 31 2010	As at April 30 2010	As at October 31 2009	As at July 31 2009	Change from July 31 2009
Assets						
Cash Resources						
Cash and non-interest bearing deposits with financial institutions		**$ 20,348**	$ 15,343	$ 17,447	$ 38,297	(47)%
Interest bearing deposits with regulated financial institutions	(Note 3)	**182,808**	188,705	266,980	357,057	(49)
Cheques and other items in transit		**4,984**	633	12,677	-	nm
		208,140	204,681	297,104	395,354	(47)
Securities	(Note 3)					
Issued or guaranteed by Canada		**392,688**	508,267	854,457	611,644	(36)
Issued or guaranteed by a province or municipality		**73,132**	103,318	253,143	334,370	(78)
Other securities		**803,358**	762,760	783,809	656,029	22
		1,269,178	1,374,345	1,891,409	1,602,043	(21)
Securities Purchased Under Resale Agreements		**220,122**	247,682	-	-	nm
Loans	(Notes 4 and 6)					
Residential mortgages		**2,318,665**	2,292,578	2,282,475	2,100,432	10
Other loans		**7,861,947**	7,650,477	7,029,177	7,111,545	11
		10,180,612	9,943,055	9,311,652	9,211,977	11
Allowance for credit losses	(Note 5)	**(75,746)**	(76,386)	(75,459)	(74,214)	2
		10,104,866	9,866,669	9,236,193	9,137,763	11
Other						
Land, buildings and equipment		**61,709**	57,859	39,252	31,738	94
Goodwill		**37,438**	37,191	9,360	9,360	300
Other intangible assets		**44,677**	45,618	6,465	6,801	557
Insurance related		**58,914**	55,254	55,932	55,500	6
Derivative related	(Note 7)	**83**	231	2,334	4,081	(98)
Other assets		**105,046**	114,751	97,823	88,737	18
		307,867	310,904	211,166	196,217	57
Total Assets		**$ 12,110,173**	$ 12,004,281	$ 11,635,872	$ 11,331,377	7 %
Liabilities and Shareholders' Equity						
Deposits						
Payable on demand		**$ 519,565**	$ 530,995	$ 359,176	$ 395,128	31 %
Payable after notice		**2,986,572**	2,963,594	2,778,601	2,239,682	33
Payable on a fixed date		**6,645,905**	6,585,454	6,374,461	6,653,999	-
Deposit from Canadian Western Bank Capital Trust		**105,000**	105,000	105,000	105,000	-
		10,257,042	10,185,043	9,617,238	9,393,809	9
Other						
Cheques and other items in transit		**31,728**	34,565	41,964	27,472	15
Insurance related		**144,198**	135,482	145,509	138,996	4
Derivative related	(Note 7)	**1,080**	745	74	164	559
Securities sold under repurchase agreements		**-**	-	300,242	246,794	nm
Other liabilities		**243,010**	256,335	169,346	182,910	33
		420,016	427,127	657,135	596,336	(30)
Subordinated Debentures						
Conventional		**315,000**	315,000	375,000	375,000	(16)
Shareholders' Equity						
Preferred shares	(Note 8)	**209,750**	209,750	209,750	209,750	-
Common shares	(Note 8)	**276,930**	274,223	226,480	224,405	23
Contributed surplus		**21,225**	20,630	19,366	18,708	13
Retained earnings		**595,026**	566,989	511,784	492,274	21
Accumulated other comprehensive income		**15,184**	5,519	19,119	21,095	(28)
		1,118,115	1,077,111	986,499	966,232	16
Total Liabilities and Shareholders' Equity		**$ 12,110,173**	$ 12,004,281	$ 11,635,872	$ 11,331,377	7 %
Contingent Liabilities and Commitments	(Note 10)					

nm - not meaningful.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(unaudited) ($ thousands)		For the nine months ended July 31 2010	July 31 2009
Retained Earnings			
Balance at beginning of period		**$ 511,784**	$ 448,203
Net income		**124,514**	75,928
Dividends - Preferred shares		**(11,405)**	(6,260)
- Common shares		**(21,607)**	(20,969)
Warrants purchased under normal course issuer bid	(Note 8)	**(8,155)**	-
Issuance costs on common shares		**(105)**	-
Issuance costs on preferred units		**-**	(4,628)
Balance at end of period		**595,026**	492,274
Accumulated Other Comprehensive Income (Loss)			
Balance at beginning of period		**19,119**	(5,203)
Other comprehensive income		**(3,935)**	26,298
Balance at end of period		**15,184**	21,095
Total retained earnings and accumulated other comprehensive income		**610,210**	513,369
Preferred Shares	(Note 8)		
Balance at beginning of period		**209,750**	-
Issued during the period		**-**	209,750
Balance at end of period		**209,750**	209,750
Common Shares	(Note 8)		
Balance at beginning of period		**226,480**	221,914
Issued on acquisition	(Note 15)	**42,582**	-
Issued on exercise of options		**3,359**	1,306
Issued under dividend reinvestment plan		**2,423**	-
Transferred from contributed surplus on exercise or exchange of options		**1,926**	1,185
Issued on exercise of warrants		**160**	-
Balance at end of period		**276,930**	224,405
Contributed Surplus			
Balance at beginning of period		**19,366**	14,234
Amortization of fair value of options		**3,785**	5,659
Transferred to common shares on exercise or exchange of options		**(1,926)**	(1,185)
Balance at end of period		**21,225**	18,708
Total Shareholders' Equity		**$ 1,118,115**	$ 966,232

Consolidated Statements of Comprehensive Income

(unaudited) ($ thousands)	For the three months ended July 31 2010	July 31 2009	For the nine months ended July 31 2010	July 31 2009
Net Income	**$ 46,595**	$ 28,729	**$ 124,514**	$ 75,928
Other Comprehensive Income (Loss), net of tax				
Available-for-sale securities:				
Gains (losses) from change in fair value[1]	**10,264**	14,904	**5,647**	45,452
Reclassification to other income[2]	**(572)**	(4,504)	**(7,986)**	(14,884)
	9,692	10,400	**(2,339)**	30,568
Derivatives designated as cash flow hedges:				
Gains (losses) from change in fair value[3]	**-**	2,596	**17**	8,564
Reclassification to net interest income[4]	**(27)**	(2,429)	**(1,613)**	(7,424)
Reclassification to other liabilities for derivatives terminated prior to maturity[5]	**-**	-	**-**	(5,410)
	(27)	167	**(1,596)**	(4,270)
	9,665	10,567	**(3,935)**	26,298
Comprehensive Income for the Period	**$ 56,260**	$ 39,296	**$ 120,579**	$ 102,226

(1) Net of income tax expense of $4,163 and $2,198 for the three and nine months ended July 31, 2010, respectively (2009 - $6,267 and $19,047).
(2) Net of income tax benefit of $245 and $3,423 for the three and nine months ended July 31, 2010, respectively (2009 - $1,895 and $6,267).
(3) Net of income tax expense of nil and $7 for the three and nine months ended July 31, 2010, respectively (2009 - $1,087 and $3,854).
(4) Net of income tax benefit of $12 and $672 for the three and nine months ended July 31, 2010, respectively (2009 - $1,016 and $3,107).
(5) Net of income tax benefit of nil for the three and nine months ended July 31, 2010 (2009 - nil and $2,264).

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Cash Flow

(unaudited) ($ thousands)		For the three months ended July 31 2010	 July 31 2009	For the nine months ended July 31 2010	 July 31 2009
Cash Flows from Operating Activities					
Net income		**$ 46,595**	$ 28,729	**$ 124,514**	$ 75,928
Adjustments to determine net cash flows:					
Provision for credit losses		**5,806**	3,369	**15,006**	10,107
Depreciation and amortization		**3,882**	2,156	**10,084**	6,441
Amortization of fair value of employee stock options		**1,322**	1,078	**3,785**	5,659
Future income taxes, net		**6,134**	(6,651)	**8,166**	(10,963)
Gain on sale of securities, net		**(840)**	(6,399)	**(11,409)**	(21,122)
Accrued interest receivable and payable, net		**19,460**	14,970	**7,155**	30,031
Current income taxes payable, net		**(5,805)**	8,993	**(19,809)**	6,946
Other items, net		**(19,201)**	2,676	**35,436**	10,204
		57,353	48,921	**172,928**	113,231
Cash Flows from Financing Activities					
Deposits, net		**71,998**	(319,525)	**639,804**	148,090
Common shares issued	(Note 8)	**1,980**	913	**5,942**	1,306
Warrants purchased under normal course issuer bid	(Note 8)	**(7,457)**	-	**(8,155)**	-
Dividends		**(11,101)**	(10,806)	**(33,012)**	(27,229)
Issuance costs on share capital		**-**	(2)	**(105)**	(4,628)
Long-term debt repaid	(Note 15)	**-**	-	**(270,630)**	-
Securities sold under repurchase agreements, net		**-**	163,326	**(300,242)**	246,794
Debentures redeemed		**-**	-	**(60,000)**	-
Preferred units issued		**-**	-	**-**	209,750
		55,420	(166,094)	**(26,398)**	574,083
Cash Flows from Investing Activities					
Interest bearing deposits with regulated financial institutions, net		**5,450**	198,030	**81,825**	116,202
Securities, purchased		**(260,164)**	(803,484)	**(2,289,513)**	(2,319,758)
Securities, sale proceeds		**194,021**	705,305	**2,468,084**	1,694,881
Securities, matured		**183,502**	160,298	**446,693**	291,876
Securities purchased under resale agreements, net		**27,560**	-	**(220,122)**	77,000
Loans, net		**(244,002)**	(99,614)	**(560,472)**	(523,801)
Land, buildings and equipment		**(6,476)**	(3,237)	**(14,050)**	(5,352)
Business acquisition	(Note 15)	**(471)**	-	**(53,531)**	(6,481)
		(100,580)	157,298	**(141,086)**	(675,433)
Change in Cash and Cash Equivalents		**12,193**	40,125	**5,444**	11,881
Cash and Cash Equivalents at Beginning of Period		**(18,589)**	(29,300)	**(11,840)**	(1,056)
Cash and Cash Equivalents at End of Period *		**$ (6,396)**	$ 10,825	**$ (6,396)**	$ 10,825
* Represented by:					
Cash and non-interest bearing deposits with financial institutions		**$ 20,348**	$ 38,297	**$ 20,348**	$ 38,297
Cheques and other items in transit (included in Cash Resources)		**4,984**	-	**4,984**	-
Cheques and other items in transit (included in Other Liabilities)		**(31,728)**	(27,472)	**(31,728)**	(27,472)
Cash and Cash Equivalents at End of Period		**$ (6,396)**	$ 10,825	**$ (6,396)**	$ 10,825
Supplemental Disclosure of Cash Flow Information					
Amount of interest paid in the period		**$ 43,609**	$ 57,240	**$ 182,003**	$ 190,201
Amount of income taxes paid in the period		**6,174**	8,649	**47,122**	33,617

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Summary of Significant Accounting Policies

Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2009. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2009 as set out on pages 66 to 100 of the Bank's 2009 Annual Report.

2. Insurance Revenues, Net

Insurance revenues, net, as reported in other income on the consolidated statement of income is presented net of net claims and adjustment expenses and policy acquisition costs.

	For the three months ended			For the nine months ended	
	July 31 2010	April 30 2010	July 31 2009	**July 31 2010**	July 31 2009
Net earned premiums	**$ 28,858**	$ 26,627	$ 26,895	**$ 82,816**	$ 76,990
Commissions and processing fees	**606**	546	741	**1,770**	2,155
Net claims and adjustment expenses	**(17,023)**	(15,784)	(16,660)	**(49,797)**	(51,437)
Policy acquisition costs	**(6,307)**	(5,868)	(5,181)	**(17,464)**	(15,603)
Total, net	**$ 6,134**	$ 5,521	$ 5,795	**$ 17,325**	$ 12,105

3. Securities

Net unrealized gains (losses) reflected on the balance sheet follow:

	As at July 31 2010	As at April 30 2010	As at October 31 2009
Interest bearing deposits with regulated financial institutions	**$ 2,571**	$ 3,018	$ 7,390
Securities issued or guaranteed by			
Canada	**(326)**	(2,662)	1,594
A province or municipality	**793**	506	2,547
Other debt securities	**3,117**	2,913	6,898
Equity securities			
Preferred shares	**11,948**	(835)	5,810
Common shares	**3,130**	4,706	558
Unrealized gain, net	**$ 21,233**	$ 7,646	$ 24,797

The securities portfolio is primarily comprised of high quality debt instruments, preferred shares and common shares that are not held for trading purposes and, where applicable, are typically held until maturity. Fluctuations in value are generally attributed to changes in interest rates, market credit spreads and shifts in the interest rate curve. Unrealized losses are considered to be other than permanent in nature.

4. Loans

The composition of the Bank's loan portfolio by geographic region and industry sector follow:

($ millions)	British Columbia	Alberta	Saskatchewan	Manitoba	Other	Total	July 31 2010 Composition Percentage	April 30 2010 Composition Percentage	October 31 2009 Composition Percentage
Loans to Individuals									
Residential mortgages[2]	$ 969	$ 998	$ 135	$ 65	$ 152	$ 2,319	23 %	23 %	25 %
Other loans	69	99	14	4	1	187	2	2	2
	1,038	1,097	149	69	153	2,506	25	25	27
Loans to Businesses									
Commercial	781	1,408	108	91	290	2,678	26	26	27
Construction and real estate[3]	1,254	1,480	226	69	180	3,209	32	32	31
Equipment financing	324	680	104	52	382	1,542	15	15	13
Energy	-	246	-	-	-	246	2	2	2
	2,359	3,814	438	212	852	7,675	75	75	73
Total Loans[1]	$ 3,397	$ 4,911	$ 587	$ 281	$ 1,005	$ 10,181	100 %	100 %	100 %
Composition Percentage									
July 31, 2010	33 %	48 %	6 %	3 %	10%	100 %			
April 30, 2010	34 %	48 %	6 %	3 %	9%	100 %			
October 31, 2009	35 %	50 %	5 %	3 %	7%	100 %			

(1) This table does not include an allocation for credit losses or deferred revenue and premiums.
(2) Includes single- and multi-unit residential mortgages and project (interim) mortgages on residential property.
(3) Includes commercial term mortgages and project (interim) mortgages for non-residential property.

5. Allowance for Credit Losses

The following table shows the changes in the allowance for credit losses:

		For the three months ended July 31, 2010			For the three months ended April 30, 2010		
		Specific Allowance	**General Allowance for Credit Losses**	**Total**	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period		**$ 18,381**	**$ 58,005**	**$ 76,386**	$ 13,531	$ 59,039	$ 72,570
Allowance acquired	(Note 15)	**-**	**-**	**-**	2,596	4,172	6,768
Provision for credit losses		**4,772**	**1,034**	**5,806**	10,693	(5,206)	5,487
Write-offs		**(6,633)**	**-**	**(6,633)**	(8,530)	-	(8,530)
Recoveries		**187**	**-**	**187**	91	-	91
Balance at end of period		**$ 16,707**	**$ 59,039**	**$ 75,746**	$ 18,381	$ 58,005	$ 76,386

	For the three months ended July 31, 2009		
	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	$ 14,084	$ 61,015	$ 75,099
Provision for credit losses	3,168	201	3,369
Write-offs	(4,455)	-	(4,455)
Recoveries	201	-	201
Balance at end of period	$ 12,998	$ 61,216	$ 74,214

		For the nine months ended July 31, 2010			For the nine months ended July 31, 2009		
		Specific Allowance	**General Allowance for Credit Losses**	**Total**	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period		**$ 14,306**	**$ 61,153**	**$ 75,459**	$ 15,011	$ 60,527	$ 75,538
Allowance acquired	(Note 15)	**2,596**	**4,172**	**6,768**	-	-	-
Provision for credit losses		**21,292**	**(6,286)**	**15,006**	9,418	689	10,107
Write-offs		**(21,768)**	**-**	**(21,768)**	(11,678)	-	(11,678)
Recoveries		**281**	**-**	**281**	247	-	247
Balance at end of period		**$ 16,707**	**$ 59,039**	**$ 75,746**	$ 12,998	$ 61,216	$ 74,214

6. Impaired and Past Due Loans

Outstanding gross loans and impaired loans, net of allowances for credit losses, by loan type, are as follows:

	As at July 31, 2010				As at April 30, 2010			
	Gross Amount	**Gross Impaired Amount**	**Specific Allowance**	**Net Impaired Loans**	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	**$ 1,716,898**	**$ 21,517**	**$ 1,739**	**$ 19,778**	$ 1,618,061	$ 19,746	$ 1,722	$ 18,024
Real estate[1]	**3,982,290**	**93,320**	**4,934**	**88,386**	4,077,489	101,228	5,884	95,344
Equipment financing	**1,789,922**	**28,163**	**9,425**	**18,738**	1,629,344	21,322	4,897	16,425
Commercial	**2,691,502**	**6,976**	**609**	**6,367**	2,618,161	24,933	5,878	19,055
Total [2]	**$ 10,180,612**	**$ 149,976**	**$ 16,707**	**133,269**	$ 9,943,055	$ 167,229	$ 18,381	148,848
General allowance[3]				**(59,039)**				(58,005)
Net impaired loans after general allowance				**$ 74,230**				$ 90,843

	As at October 31, 2009			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 1,452,682	$ 14,805	$ 1,207	$ 13,598
Real estate[1]	3,909,991	76,643	5,611	71,032
Equipment financing	1,412,344	26,408	6,196	20,212
Commercial	2,536,635	20,088	1,292	18,796
Total [2]	$ 9,311,652	$ 137,944	$ 14,306	123,638
General allowance[3]				(61,153)
Net impaired loans after general allowance				$ 62,485

(1) Multi-family residential mortgages are included in real estate loans.
(2) Gross impaired loans includes foreclosed assets with a carrying value of $2,081 (April 30, 2010 - $695 and October 31, 2009 - $nil) which are held for sale.
(3) The general allowance for credit risk is not allocated by loan type.

6. Impaired and Past Due Loans – continued

Outstanding impaired loans, net of allowance for credit losses, by provincial location of security, are as follows:

	As at July 31, 2010			As at April 30, 2010		
	Gross Impaired Amount	**Specific Allowance**	**Net Impaired Loans**	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	**$ 110,891**	**$ 11,563**	**$ 99,328**	$ 111,487	$ 12,943	$ 98,544
British Columbia	**32,833**	**2,210**	**30,623**	32,260	2,379	29,881
Saskatchewan	**2,376**	**1,004**	**1,372**	2,002	933	1,069
Manitoba	**500**	**250**	**250**	749	210	539
Other	**3,376**	**1,680**	**1,696**	20,731	1,916	18,815
Total	**$ 149,976**	**$ 16,707**	**133,269**	$ 167,229	$ 18,381	148,848
General allowance[1]			**(59,039)**			(58,005)
Net impaired loans after general allowance			**$ 74,230**			$ 90,843

	As at October 31, 2009		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 74,847	$ 7,651	$ 67,196
British Columbia	37,655	5,000	32,655
Saskatchewan	1,632	609	1,023
Manitoba	337	23	314
Other	23,473	1,023	22,450
Total	$ 137,944	$ 14,306	123,638
General allowance[1]			(61,153)
Net impaired loans after general allowance			$ 62,485

(1) The general allowance for credit risk is not allocated by province.

During the three and nine months ended July 31, 2010, interest recognized as income on impaired loans totaled $1,085 and $2,689 respectively (2009 - $468 and $1,400).

Gross impaired loans exclude certain past due loans where payment of interest or principal is contractually in arrears, which are not classified as impaired. Details of such past due loans that have not been included in the gross impaired amount are as follows:

	As at July 31, 2010				
	1 – 30 days	**31 – 60 days**	**61 – 90 days**	**More than 90 days**	**Total**
Residential mortgages	**$ 7,606**	**$ 5,953**	**$ 1,281**	**$ 517**	**$ 15,357**
Other loans	**9,757**	**25,859**	**1,194**	**-**	**36,810**
	$ 17,363	**$ 31,812**	**$ 2,475**	**$ 517**	**$ 52,167**
Total as at April 30, 2010	$ 43,552	$ 5,090	$ 484	$ 456	$ 49,582
Total as at October 31, 2009	$ 27,533	$ 29,272	$ 4,694	$ -	$ 61,499

7. Derivative Financial Instruments

The Bank designates certain derivative financial instruments as either a hedge of the fair value of recognized assets or liabilities or firm commitments (fair value hedges), or a hedge of highly probable future cash flows attributable to a recognized asset or liability or a forecasted transaction (cash flow hedges). On an ongoing basis, the Bank assesses whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items. If a hedging transaction becomes ineffective or if the derivative is not designated as a cash flow hedge, any subsequent change in the fair value of the hedging instrument is recognized in earnings. Prior to February 1, 2010, all interest rate swaps were designated as cash flow hedges. Subsequent to February 1, 2010 with the acquisition of National Leasing (see Note 15), the Bank has interest rate swaps not designated as hedges. As at July 31, 2010, all interest rate swaps designated as cash flow hedges have matured.

For the three and nine months ended July 31, 2010, a net unrealized after tax gain of $nil and $17 respectively (2009 - $2,596 and $8,564) was recorded in other comprehensive income for changes in fair value of the effective portion of derivatives designated as cash flow hedges, and $nil (2009 - $nil) was recorded in other income for changes in fair value of the ineffective portion of derivatives classified as cash flow hedges. Amounts accumulated in other comprehensive income are reclassified to net income in the same period that interest on certain floating rate loans (i.e. the hedged items) affect income. For the three and nine months ended July 31, 2010, a net gain after tax of $27 and $1,613 respectively (2009 – $2,429 and $7,424) was reclassified to net income. A net gain of $nil (2009 - $2,958) after tax recorded in accumulated other comprehensive income as at July 31, 2010 is expected to be reclassified to net income in the next twelve months and will offset variable cash flows from floating rate loans.

7. Derivative Financial Instruments – continued

The following table shows the notional value outstanding for derivative financial instruments and the related fair value:

	As at July 31, 2010			As at April 30, 2010		
	Notional Amount	**Positive Fair Value**	**Negative Fair Value**	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps not designated as hedges[1]	**$ 52,490**	**$ -**	**$ 1,013**	$ 60,910	$ -	$ 687
Interest rate swaps designated as cash flow hedges	**-**	**-**	**-**	25,000	39	-
Equity contracts[2]	**500**	**-**	**1**	500	3	-
Foreign exchange contracts[3]	**43,270**	**83**	**64**	49,004	189	54
Embedded derivatives in equity-linked deposits[2]	**n/a**	**-**	**2**	n/a	-	4
Other forecasted transactions	**-**	**-**	**-**	-	-	-
Derivative related amounts		**$ 83**	**$ 1,080**		$ 231	$ 745

	As at October 31, 2009		
	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps not designated as hedges	$ -	$ -	$ -
Interest rate swaps designated as cash flow hedges	235,000	2,265	-
Equity contracts	2,000	-	33
Foreign exchange contracts	2,496	44	41
Embedded derivatives in equity-linked deposits	n/a	25	-
Other forecasted transactions	-	-	-
Derivative related amounts		$ 2,334	$ 74

(1) Interest rate swaps not designated as hedges outstanding at July 31, 2010 mature between August 2010 and April 2014.
(2) Equity contract and equity-linked deposits outstanding at July 31, 2010 mature March 2011.
(3) Foreign exchange contracts outstanding at July 31, 2010 mature between August 2010 and June 2011.

n/a – not applicable.

There were no forecasted transactions that failed to occur during the three and nine months ended July 31, 2010.

8. Capital Stock

Share Capital

	For the nine months ended			
	July 31, 2010		July 31, 2009	
	Number of Shares	**Amount**	Number of Shares	Amount
Preferred Shares - Series 3				
Outstanding at beginning of period	**8,390,000**	**$ 209,750**	8,390,000	$ 209,750
Issued during the period	**-**	**-**	-	-
Outstanding at end of period[1]	**8,390,000**	**209,750**	8,390,000	209,750
Common Shares				
Outstanding at beginning of period	**63,903,460**	**226,480**	63,457,142	221,914
Issued on acquisition (Note 15)	**2,065,088**	**42,582**	-	-
Issued on exercise or exchange of options	**459,956**	**3,359**	280,971	1,306
Issued under dividend reinvestment plan[2]	**106,625**	**2,423**	-	-
Issued on exercise of warrants	**11,468**	**160**	-	-
Transferred from contributed surplus on exercise or exchange of options	**-**	**1,926**	-	1,185
Outstanding at end of period	**66,546,597**	**276,930**	63,738,113	224,405
Share Capital		**$ 486,680**		$ 434,155

(1) Holders of the Preferred Shares – Series 3 are entitled to receive non-cumulative quarterly fixed dividends for the initial five-year period ending April 30, 2014 of 7.25% per annum, payable quarterly, as and when declared. For further information on dividend rates after April 30, 2014, refer to Note 18 of the audited consolidated financial statements for the year ended October 31, 2009 (see page 85 of the 2009 Annual Report).
(2) During the quarter, shares were issued at a 2% discount from the average closing price of the five trading days preceding the dividend payment date.

8. Capital Stock - continued

Warrants to Purchase Common Shares

	For the nine months ended	
Number of Warrants	**July 31 2010**	July 31 2009
Outstanding at beginning of period	**14,964,356**	-
Issued	**-**	14,964,980
Purchased and cancelled	**(746,504)**	-
Exercised	**(11,468)**	-
Outstanding at end of period	**14,206,384**	14,964,980

Normal Course Issuer Bid

On January 18, 2010, the Bank received approval from the Toronto Stock Exchange to institute a Normal Course Issuer Bid (NCIB) to purchase and cancel up to 748,058 of its warrants. The NCIB commenced January 20, 2010 and will expire January 19, 2011. For the three and nine months ended July 31, 2010 the Bank purchased and cancelled 673,576 and 746,504 warrants at an aggregate cost of $7,458 and $8,155, respectively, which was charged to retained earnings.

9. Stock-Based Compensation

Stock Options

	For the three months ended			
	July 31, 2010		July 31, 2009	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**4,243,621**	**$ 19.31**	4,444,255	$ 18.05
Granted	**274,095**	**23.43**	458,500	16.89
Exercised or exchanged	**(478,885)**	**16.76**	(259,300)	10.29
Forfeited	**(26,532)**	**24.35**	(17,050)	17.65
Balance at end of period	**4,012,299**	**$ 19.86**	4,626,405	$ 18.37

	For the nine months ended			
	July 31, 2010		July 31, 2009	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**4,394,605**	**$ 18.65**	5,204,882	$ 20.83
Granted	**632,386**	**22.67**	1,465,035	13.33
Exercised or exchanged	**(932,185)**	**16.00**	(725,300)	10.14
Forfeited	**(82,507)**	**20.70**	(1,318,212)	27.00
Balance at end of period	**4,012,299**	**$ 19.86**	4,626,405	$ 18.37

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 932,185 options (2009 - 725,300) exercised or exchanged in the nine months ended July 31, 2010, option holders exchanged the rights to 716,800 options (2009 - 602,300) and received 244,571 shares (2009 - 157,971) in return under the cashless settlement alternative.

For the nine months ended July 31, 2010, salary expense of $3,785 (2009 - $5,659) was recognized relating to the estimated fair value of options. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 2.6% (2009 - 2.2%), (ii) expected option life of 4.0 years (2009 - 4.0 years), (iii) expected volatility of 44% (2009 - 38%), and (iv) expected dividends of 2.1% (2009 - 3.6%). The weighted average fair value of options granted was estimated at $7.42 (2009 - $2.94) per share.

9. Stock-Based Compensation - continued

Further details relating to stock options outstanding and exercisable at July 31, 2010 follow:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 8.58 to $11.76	953,000	3.4	$ 11.70	-	$ -
$16.38 to $17.48	578,250	3.0	16.82	140,500	16.58
$21.11 to $21.46	985,490	1.4	21.46	714,700	21.46
$22.09 to $26.38	1,279,029	3.3	24.18	415,900	25.42
$28.11 to $31.18	216,530	2.4	31.13	-	-
Total	4,012,299	2.8	$ 19.86	1,271,100	$ 22.21

Restricted Share Units

Under the Restricted Share Unit (RSU) plan, certain employees are eligible to receive an award in the form of RSUs. Each RSU entitles the holder to receive the cash equivalent of the market value of the Bank's common shares at the vesting date and an amount equivalent to the dividends paid on the common shares during the vesting period. RSUs vest on each anniversary of the grant in equal one-third installments over a vesting period of three years. Salary expense is recognized evenly over the vesting period, except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire.

For the nine months ended July 31, 2010, salary expense of $3,265 was recognized related to RSUs (2009 - $2,159). As at July 31, 2010, the liability for the RSUs held under this plan was $4,971 (2009 - $2,159). At the end of each period, the liability and salary expense are adjusted to reflect changes in the market value of the Bank's common shares. As at July 31, 2010, 473,318 RSUs were outstanding (2009 – 286,929).

Deferred Share Units

During the year, the Bank adopted a plan to grant Deferred Share Units (DSUs) by linking a portion of annual director compensation to the future value of the Bank's common shares. Under this plan, directors will receive at least 50% of their annual retainer in DSUs. The DSUs are not redeemable until the individual is no longer a director and must be redeemed for cash. Common share dividend equivalents accrue to the directors in the form of additional units. As at July 31, 2010, 23,943 DSUs were outstanding (2009 – nil).

The expense related to the DSUs is recorded in the period the award is earned by the director. For the nine months ended July 31, 2010, non-interest expense "other expenses" included $125 related to DSUs (2009 – nil). As at July 31, 2010, the liability for DSUs was $622 (2009 – nil). At the end of each period, the liability and expense are adjusted to reflect changes in the market value of the Bank's common shares.

10. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 20 of the Bank's audited consolidated financial statements for the year ended October 31, 2009 (see page 88 of the 2009 Annual Report) and include:

	As at July 31 2010	As at April 30 2010	As at October 31 2009
Guarantees and standby letters of credit			
Balance outstanding	$ **258,038**	$ 214,144	$ 196,380
Business credit cards			
Total approved limit	**12,813**	12,660	10,496
Balance outstanding	**2,940**	2,772	2,566

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, management does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

11. Financial Instruments

As a financial institution, most of the Bank's balance sheet is comprised of financial instruments and the majority of net income results from gains, losses, income and expenses related to the same.

Financial instrument assets include cash resources, securities, securities purchased under resale agreements, loans and derivative financial instruments. Financial instrument liabilities include deposits, securities sold under repurchase agreements, derivative financial instruments and subordinated debentures.

The use of financial instruments exposes the Bank to credit, liquidity and market risk. A discussion of how these and other risks are managed can be found in the 2009 consolidated annual financial statements.

The value of financial assets recorded on the consolidated balance sheets at July 31, 2010 at fair value (cash, securities, securities purchased under resale agreements and derivatives) was determined using published market prices quoted in active markets for 85% (2009 - 86%) of the portfolio and estimated using a valuation technique based on observable market data for 15% (2009 - 14%) of the portfolio. The value of liabilities recorded on the consolidated balance sheet at fair value (derivatives and securities sold under repurchase agreements) was determined using a valuation technique based on observable market data. There were no financial instruments that were measured using unobservable market data.

The table below sets out the fair values of financial instruments (including certain derivatives) using the valuation methods and assumptions outlined in the 2009 consolidated annual financial statements. The table does not include assets and liabilities that are not considered financial instruments.

	July 31, 2010			October 31, 2009		
	Book Value	**Fair Value**	**Fair Value Over (Under) Book Value**	Book Value	Fair Value	Fair Value Over (Under) Book Value
Assets						
Cash resources	**$ 208,140**	**$ 208,140**	**$ -**	$ 297,104	$ 297,104	$ -
Securities	**1,269,178**	**1,269,178**	**-**	1,891,409	1,891,409	-
Securities purchased under resale agreements	**220,122**	**220,122**	**-**	-	-	-
Loans[1]	**10,087,871**	**10,123,480**	**35,609**	9,320,749	9,368.074	47,325
Other assets[2]	**118,563**	**118,563**	**-**	97,179	97,179	-
Derivative related	**83**	**83**	**-**	2,334	2,334	-
Liabilities						
Deposits[1]	**10,270,199**	**10,335,117**	**64,918**	9,628,949	9,739,360	110,411
Other liabilities[3]	**290,624**	**290,624**	**-**	265,295	265,295	-
Securities sold under repurchase agreements	**-**	**-**	**-**	300,242	300,242	-
Subordinated debentures	**315,000**	**318,636**	**3,636**	375,000	377.363	2,363
Derivative related	**1,080**	**1,080**	**-**	74	74	-

(1) Loans and deposits exclude deferred premiums and deferred revenue, which are not financial instruments.

(2) Other assets exclude land, buildings and equipment, goodwill and other intangible assets, reinsurers' share of unpaid claims and adjustment expenses, future income tax asset, prepaid and deferred expenses, financing costs and other items that are not financial instruments.

(3) Other liabilities exclude future income tax liability, deferred revenue, unearned insurance premiums and other items that are not financial instruments.

(4) For further information on interest rates associated with financial assets and liabilities, including derivative instruments, refer to Note 12.

12. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behavior of interest sensitive assets and liabilities, including derivative financial instruments, is discussed in Note 28 of the audited consolidated financial statements for the year ended October 31, 2009 (see page 93 of the 2009 Annual Report). The following table shows the gap position for selected time intervals.

Asset Liability Gap Positions

($ millions)	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Non-Interest Sensitive	Total
July 31, 2010								
Assets								
Cash resources and securities	$ 88	$ 139	$ 358	$ 585	$ 737	$ 94	$ 61	$ 1,477
Loans	4,946	603	1,049	6,598	3,607	103	17	10,325
Other assets	-	-	-	-	-	-	308	308
Derivative financial instruments(1)	1	43	2	46	50	-	-	96
Total	5,035	785	1,409	7,229	4,394	197	386	12,206
Liabilities and Equity								
Deposits	4,075	588	2,156	6,819	3,349	105	(16)	10,257
Other liabilities	3	6	29	38	33	7	342	420
Debentures	-	-	70	70	170	75	-	315
Shareholders' equity	-	-	-	-	-	-	1,118	1,118
Derivative financial instruments(1)	1	43	2	46	50	-	-	96
Total	$ 4,079	$ 637	$ 2,257	$ 6,973	$ 3,602	$ 187	$ 1,444	$ 12,206
Interest Rate Sensitive Gap	$ 956	$ 148	$ (848)	$ 256	$ 792	$ 10	$ (1,058)	$ -
Cumulative Gap	$ 956	$ 1,104	$ 256	$ 256	$ 1,048	$ 1,058	$ -	$ -
Cumulative Gap as a percentage of total assets	7.8 %	9.0 %	2.1 %	2.1 %	8.6 %	8.7 %	- %	- %
April 30, 2010								
Cumulative gap	$ 962	$ 978	$ 25	$ 25	$ 1,104	$ 1,119	$ -	$ -
Cumulative gap as a Percentage of total assets	7.9 %	8.0 %	0.2 %	0.2 %	9.0 %	9.1 %	- %	- %
October 31, 2009								
Cumulative gap	$ 486	$ 275	$ 208	$ 208	$ 1,052	$ 1,073	$ -	$ -
Cumulative gap as a percentage of total assets	4.1 %	2.3 %	1.8 %	1.8 %	8.9 %	9.0 %	- %	- %

(1) Derivative financial instruments are included in this table at the notional amount.
(2) Accrued interest is excluded in calculating interest sensitive assets and liabilities.
(3) Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.

The effective, weighted average interest rates for each class of financial assets and liabilities are shown below:

July 31, 2010	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Total
Total assets	3.8 %	2.8 %	4.7 %	3.9 %	5.6 %	5.5 %	4.5 %
Total liabilities	0.7	2.6	2.6	1.5	3.2	5.8	2.1
Interest rate sensitive gap	3.1 %	0.2 %	2.1 %	2.4 %	2.4 %	(0.3)%	2.4 %
April 30, 2010							
Total assets	3.5 %	2.8 %	4.6 %	3.6 %	5.5 %	4.3 %	4.3 %
Total liabilities	0.6	1.7	2.9	1.4	3.2	5.8	2.0
Interest rate sensitive gap	2.9 %	1.1 %	1.7 %	2.2 %	2.3 %	(1.5)%	2.3 %
October 31, 2009							
Total assets	3.8 %	2.6 %	4.5 %	3.8 %	4.9 %	5.8 %	4.3 %
Total liabilities	0.7	2.4	3.1	1.4	3.6	5.8	2.3
Interest rate sensitive gap	3.1 %	0.2 %	1.4 %	2.4 %	1.3 %	- %	2.0 %

Based on the current interest rate gap position, it is estimated that a one-percentage point increase in all interest rates would increase net interest income by approximately 1.5% or $4,442 (October 31, 2009 – 2.5 % or $6,574 decrease to net interest income) and decrease other comprehensive income $9,232 (October 31, 2009 – $21,355) net of tax, respectively over the following twelve months. A one-percentage point decrease in all interest rates would decrease net interest income by approximately 1.4% or $4,331 (October 31, 2009 – 3.8% or $10,241 increase to net interest income) and increase other comprehensive income $9,232 (October 31, 2009 – $21,355) net of tax.

13. Segmented Information

The Bank operates principally in two industry segments – banking and trust, and insurance. These two segments differ in products and services but are both based within Western Canada. The banking and trust segment provides comprehensive banking services, trust and wealth management services for individuals, businesses and institutional clients. The insurance segment provides home and auto insurance to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	July 31 2010	April 30 2010	July 31 2009	**July 31 2010**	April 30 2010	July 31 2009
Net interest income (teb)[1]	**$ 83,235**	$ 78,436	$ 59,340	**$ 1,785**	$ 1,696	$ 1,594
Less teb adjustment	**2,548**	2,448	2,018	**234**	214	171
Net interest income per financial statements	**80,687**	75,988	57,322	**1,551**	1,482	1,423
Other income[2]	**19,865**	24,951	18,651	**6,160**	5,889	5,953
Total revenues	**100,552**	100,939	75,973	**7,711**	7,371	7,376
Provision for credit losses	**5,806**	5,487	3,369	**-**	-	-
Non-interest expenses	**46,305**	47,129	37,283	**2,995**	2,831	2,927
Provision for income taxes	**5,342**	13,797	9,791	**1,161**	1,141	1,200
Non-controlling interest in subsidiary	**59**	41	50	**-**	-	-
Net income	**$ 43,040**	$ 34,485	$ 25,480	**$ 3,555**	$ 3,399	$ 3,249
Total average assets ($ millions)[3]	**$ 11,935**	$ 11,688	$ 11,142	**$ 216**	$ 210	$ 200

	Total		
	Three months ended		
	July 31 2010	April 30 2010	July 31 2009
Net interest income (teb)[1]	**$ 85,020**	$ 80,132	$ 60,934
Less teb adjustment	**2,782**	2,662	2,189
Net interest income per financial statements	**82,238**	77,470	58,745
Other income	**26,025**	30,840	24,604
Total revenues	**108,263**	108,310	83,349
Provision for credit losses	**5,806**	5,487	3,369
Non-interest expenses	**49,300**	49,960	40,210
Provision for income taxes	**6,503**	14,938	10,991
Non-controlling interest in subsidiary	**59**	41	50
Net income	**$ 46,595**	$ 37,884	$ 28,729
Total average assets ($ millions)[3]	**$ 12,151**	$ 11,898	$ 11,342

	Banking and Trust		Insurance		Total	
	Nine months ended		Nine months ended		Nine months ended	
	July 31 2010	July 31 2009	**July 31 2010**	July 31 2009	**July 31 2010**	July 31 2009
Net interest income (teb)[1]	**$ 234,290**	$ 163,840	**$ 5,168**	$ 4,502	**$ 239,458**	$ 168,342
Less teb adjustment	**7,375**	4,984	**632**	466	**8,007**	5,450
Net interest income per financial statements	**226,915**	158,856	**4,536**	4,036	**231,451**	162,892
Other income	**65,432**	56,994	**17,799**	12,531	**83,231**	69,525
Total revenues	**292,347**	215,850	**22,335**	16,567	**314,682**	232,417
Provision for credit losses	**15,006**	10,107	**-**	-	**15,006**	10,107
Non-interest expenses	**131,061**	108,574	**8,447**	8,035	**139,508**	116,609
Provision for income taxes	**31,889**	27,289	**3,589**	2,311	**35,478**	29,600
Non-controlling interest in subsidiary	**176**	173	**-**	-	**176**	173
Net income	**$ 114,215**	$ 69,707	**$ 10,299**	$ 6,221	**$ 124,514**	$ 75,928
Total average assets ($ millions)[3]	**$ 11,647**	$ 10,959	**$ 213**	$ 193	**$ 11,860**	$ 11,152

(1) Taxable Equivalent Basis (teb) – Most financial institutions analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other financial institutions.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses and includes gains on sale of securities.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

14. Capital Management

Capital for Canadian financial institutions is managed and reported in accordance with a capital management framework specified by OSFI commonly called Basel II.

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well capitalized, protect customer deposits and provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets, all while providing a satisfactory return for shareholders.

Additional information about the Bank's capital management practices is provided in Note 31 to the 2009 audited financial statements beginning on page 97 of the 2009 Annual Report.

Capital Structure and Regulatory Ratios

	As at July 31 2010	As at April 30 2010	As at July 31 2009
Capital			
Tier 1	**$ 1,159,924**	$ 1,128,608	$ 1,040,777
Total	**1,469,915**	1,434,081	1,432,170
Capital ratios			
Tier 1	**11.4 %**	11.4 %	11.2 %
Total	**14.4**	14.5	15.4
Assets to capital multiple	**8.3 x**	8.4 x	8.0 x

During the three and nine months ended July 31, 2010, the Bank complied with all internal and external capital requirements.

15. Business Acquisition

On February 1, 2010, the Bank acquired 100% of the outstanding common shares of National Leasing in exchange for $52,826 in cash, 2,065,088 common shares of the Bank ($42,582) and contingent consideration for a total acquisition cost of $126,618. Both the Bank and the vendors have the option to trigger the payment of the contingent consideration no earlier than November 1, 2012. The final amount of contingent consideration is not yet determinable and any change will be recognized as an adjustment to goodwill in the period in which the contingency is resolved.

National Leasing is a commercial equipment leasing company for small to mid-size transactions. National Leasing is headquartered in Winnipeg, Manitoba, and at acquisition had over 58,000 lease agreements with a collective book value of approximately $657,000, including securitized assets which comprise approximately one half of the portfolio.

Details of the fair values of assets and liabilities acquired are as follows:

Assets and Liabilities Acquired at Fair Value	
Loans	**$ 341,621**
Intangible assets	**40,708**
Goodwill	**27,937**
Long-term debt	**(270,630)**
Future income tax liabilities	**(10,611)**
Other items, net	**(2,407)**
Net assets acquired	**$ 126,618**

Intangible assets include customer relationships, computer software, non-competition agreements, lease administration contracts and trademarks. The trademark, which has an estimated value of $1,610, is not subject to amortization. National Leasing's financial results, the goodwill and other intangible assets related to the acquisition are included in the banking and trust segment. The total amount of goodwill and intangible assets are not deductible for income tax purposes. The long-term debt was repaid immediately after the acquisition.

16. Future Accounting Changes

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011 and will include comparative information for the prior year.

The Bank has a four stage project underway to identify and evaluate the impact of the transition to IFRS on the consolidated financial statements and develop a plan to complete the transition. The project plan includes the following phases – diagnostic, design and planning, solution development, and implementation. The diagnostic, and design and planning phases are complete, and the solution development phase is expected to be substantially complete by the end of fiscal 2010.

The impact of the transition to IFRS on the Bank's consolidated financial statements for current standards is not yet determinable. CWB continues to monitor the International Accounting Standards Board's proposed changes to standards during Canada's transition to IFRS. These proposed changes may have a significant impact on the Bank's implementation plan and future financial statements.

Head Office
Canadian Western Bank & Trust
Suite 3000, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

Subsidiary Offices
Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Toll-free: 1-800-663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Toll-free: 1-866-313-1872
Fax: (403) 233-2857
Website: www.valianttrust.com

Adroit Investment Management Ltd.
Suite 1250, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3N6
Telephone: (780) 429-3500
Fax: (780) 429-9680
Website: www.adroitinvestments.ca

National Leasing Group Inc.
1525 Buffalo Place
Winnipeg, MB R3T 1L9
Toll-free: 1-800-665-1326
Toll-free fax: 1-866-408-0729
Website: www.nationalleasing.com

Stock Exchange Listings
The Toronto Stock Exchange
Common Shares: CWB
Series 3 Preferred Shares: CWB.PR.A
Common Share Purchase Warrants: CWB.WT

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com
E-mail: inquiries@valianttrust.com

Eligible Dividends Designation
CWB designates all dividends for both common and preferred shares paid to Canadian residents as "eligible dividends", as defined in the *Income Tax Act* (Canada), unless otherwise noted.

Dividend Reinvestment Plan
CWB's dividend reinvestment plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage and commission fees. For information about participation in the plan, please contact the Transfer Agent and Registrar or visit www.cwbankgroup.com.

Investor Relations
For further financial information contact:
Kirby Hill, CFA
Director, Investor & Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Toll-free: 1-800-836-1886
Fax: (780) 969-8326
E-mail: InvestorRelations@cwbank.com

Online Investor Information
Additional investor information including supplemental financial information and corporate presentations are available on CWB's website at www.cwbankgroup.com.

Quarterly Conference Call and Webcast
CWB's quarterly conference call and live audio webcast will take place on September 2, 2010 at 8:00 a.m. ET. The webcast will be archived on the Bank's website at www.cwbankgroup.com for sixty days. A replay of the conference call will be available until September 16, 2010 by dialing (416) 849-0833 or toll-free (800) 642-1687 and entering passcode 89346886.